WINNING BY DESIGN

2008 ANNUAL REPORT


106
ASEY'S
GENERAL
STORE
CASEY'S General Store
CASEY'S CONSTRUCTION DIVISION
One Convenience Blvd., P.O. Box 3001, Ankeny, Ia. 50021 515-965-6100
2008
WINNING
PLAN

TABLE OF CONTENTS

WINNING BY DESIGN
2008 ANNUAL REPORT


Equipme
N
PLAN
1/4" = 1'-0"

Number of Stores

	2006	2007	2008
Corporate	1,394	1,448	1,454
Franchise	19	15	14
Total	1,413	1,463	1,468

Continuing Operations

	2006	2007	2008
Net earnings (in millions)	$98.6	$97 7	$134.1
EPS	$1.25	$1.26	$1.68

(dollars in thousands, except share data)	2007	2008	Change
Total revenue	$4,024,010	$4,827,087	20.0%
Cash flow from operations	$111,332	$175,904	58 0%
Net earnings from continuing operations	$63,542	$85,004	33.8%
EPS from continuing operations	$1.26	$1.68	33.3%
EPS (diluted)	$1 25	$1.67	33.6%
Shareholders of record	2,551	2,444	-4.2%
Employees	17,136	17,983	4.9%

The illustration on the cover depicts Casey's General Stores' new look, designed to attract more customers to our pumps and inside our doors. As you read this report, you will learn the specifics of the modern signage, updated building materials, and additional square footage.

More importantly, you will learn how these physical changes are designed to reinforce our business strategies of pricing our gasoline competitively, drawing customers inside our stores, featuring our high-margin merchandise, and highlighting our prepared food and fountain items. All act together to increase gross profit dollars.

From our founding in 1968 to our IPO in 1983 through year-end of fiscal 2008, we have conceived and executed plans for the ongoing development of Casey's General Stores. Our perspective has been, is, and always will be long-term.

As we begin fiscal 2009, we remain a Midwest company still intent on giving customers value for their money. We are a disciplined company still intent on driving earnings per share and return on invested capital. We are an opportunistic company still intent on *winning by design.*

MESSAGE TO SHAREHOLDERS

Fiscal 2008 marked another record year for Casey's General Stores, Inc. Earnings from continuing operations were up 33.8% to $85 million, and your earnings per share from those operations increased to $1.68 from $1.26 in fiscal 2007. We made significant progress in a turbulent economy.

The entire convenience store industry was affected by powerful factors beyond its control. For us, the challenge was to make sound decisions in light of those factors. The gains we made demonstrate the value of being committed to a long-term strategic plan and at the same time having the flexibility to tailor execution to optimize results.

Gasoline was a case in point. Retail gas prices were on an upward trajectory—primarily due to rising wholesale costs. Our response was twofold. We chose to preserve traffic at our pumps by continuing our longstanding policy of pricing with the local competition, and we concentrated on increasing gross profit inside our stores.

The combination earned us positive outcomes on our first three annual goals, which set benchmarks for same-store sales and margins in each of our three business categories: gasoline, grocery & other merchandise, and prepared food & fountain. We met five of the six benchmarks, achieving a 17.6% increase in total gross profit to $686 million.

Gasoline traffic counts were solid, but customers bought fewer gallons per visit. Consequently, same-store gallons sold were down 2%; our goal was to increase them 2%. At 13.9 cents per gallon, the gasoline margin was well above our target of 10.7 cents. The margin combined with a 1.8% increase in total gallons sold earned us a notable improvement in gasoline gross profit.

Business inside our stores flourished. Total inside sales were up 11.1% and produced another year of double-digit growth in inside gross profit.

Our grocery & other merchandise category improved for the fourth consecutive year. We moved more high-margin beverages than ever before, benefited from a customer shift from carton to single-pack cigarette purchases, and improved product management across the category. Same-store sales rose 7.3%, well ahead of our 4.3% goal; the average margin was 33.1%, 90 basis points over goal.

Prepared food & fountain's record makes it easy to take outstanding results for granted. Same-store sales increased 9.8%, outpacing our goal of 8.4%. The improvement came from the continued popularity of our proprietary menu items and our ability to keep food warmers full of the right product at the right time of day. The strategic price increases we took throughout the year raised total sales and supported the average margin. The margin was, however, constrained by rising wholesale prices for cheese and other commodities in the last two quarters. As of April 30, the margin was slightly over goal at 62.3%.



Our fourth goal was to hold the percentage increase in operating expenses to less than the percentage increase in gross profit. We met the goal, but operating expenses were higher than in recent history. Some of the increases—in credit card fees and insurance claims, for instance—were beyond our control.

Other expenses we increased by choice. We gladly paid the higher bonuses associated with our record year, we extended kitchen hours at many sites to improve sales in the prepared food & fountain category, and we began adding a second assistant manager in our stores to reduce turnover of store managers.

Our expansion goal was to acquire 50 stores and build 10 stores. The acquisition environment in the Midwest was slowed by higher than normal gasoline margins. The resultant disconnect between buyer and seller expectations limited our acquisitions to only 12. Though we built no new stores in fiscal 2008, we will be building them in the coming months. Future constructions will feature a new store design with a more contemporary look, a larger footprint, and a reallocation of interior space to promote fast-moving, high-margin items.

Sam Billmeyer, Senior Vice President–Logistics & Acquisitions, is a sixteen-year veteran of the Company who recently assumed leadership of store development. We are excited about the energy and direction he will provide.

We will need the dedication and skills of everyone at corporate headquarters and in every store if we are to meet our goals for fiscal 2009:

- Increase same-store gasoline gallons sold 2% with an average margin of 10.8 cents per gallon.
- Increase same-store grocery & other merchandise sales 7% with an average margin of 33.2%.
- Increase same-store prepared food & fountain sales 6.8% with an average margin of 61.2%.
- Increase the total number of stores 4%.

Continuous improvement in an increasingly complex environment will require clear vision, ample resources, and competent execution. I believe our positive trend lines will be sustainable because we are *winning by design*.

Robert J. Myers
President & Chief Executive Officer


Interior Elevations



Hal D. Brown
VP-Support Services

Robert J. Myers
President & CEO

William J. Walljasper
Senior VP & CFO

Terry W. Handley
COO

Julia L. Jackowski
VP-Human Resources

Eli J. Wirtz
VP-Corporate Counsel

Sam J. Billmeyer
Senior VP-Logistics
& Acquisitions

Robert C. Ford
VP-Store Operations

Russell D. Sukut
VP-Treasurer

Michael R. Richardson
VP-Marketing

Darryl F. Bacon
VP-Food Services

"We made excellent progress in almost every aspect of store operations in fiscal 2008," said Chief Operating Officer Terry Handley. "Our results speak for themselves, but they speak more strongly to Casey's future if you consider the history behind them."

At the close of fiscal 2003—only five years ago—we had 1,290 corporate stores and were looking to acquisitions as a way to add more. We were just beginning to reap the benefits of our newly implemented technology initiatives and were proud to report gross profit of $409 million on total sales of $2.1 billion. Gross profit from inside our stores was $307 million.

In subsequent years we closed 58 sites, acquired 174 stores, and built 50 more. We continually found new ways to use technology to increase sales and grow gross profit. By the end of fiscal 2008, the number of corporate stores was up nearly 13% to 1,454. Total sales were 124% higher at $4.8 billion, and gross profit had increased nearly 68% to $686 million. Inside gross profit had grown approximately 63% to $500 million.

Our five-year history shows we execute plans that lead to profitable growth over time. We intend to continue *winning by design.*

Gasoline

Our basic strategies for managing our gasoline business have been the same for much longer than five years. We price with the local competition, and we buy and deliver our gasoline as efficiently as possible.

Established customers know how we price and have come to trust they won't find the gas they want at a cheaper price anywhere else in their local area. Despite high retail prices, we maintained positive customer counts in fiscal 2008.

Our customers found the gas they wanted at our stores because our front-end efforts allowed us to overcome disruptions in gasoline distribution by using our real-time satellite communication system to integrate the purchasing, dispatch, and transportation of all fuel delivered to Casey's stores.

The higher retail prices reduced fiscal 2008 same-store gallons per purchase, and same-store sales were down 2%. Overall, however, we sold 1.2 billion total gallons, and the average margin was 13.9 cents per gallon.

"We expect the industry to be affected by price and margin pressures in the coming months," said Handley. "Given our outlook on market conditions, we think we can meet our fiscal 2009 goal of increasing same-store gallons sold 2% with an average margin of 10.8 cents per gallon."

Inside Sales

One of the most promising signs for fiscal 2009 is the increase in sales we achieved inside our stores in fiscal 2008. Total inside sales were up 11.1% to

$1.2 billion because customer counts rose and because unit movement of popular items improved in both our grocery & other merchandise and prepared food & fountain categories.

We report on the two business categories separately, but we manage them in tandem to improve gross profit. Destination items like cigarettes, pizza, and lottery tickets serve both categories by drawing customers inside our doors. Fiscal 2008 gross profit on total inside sales rose 12.5% to $500 million.

"Retaining our experienced store managers contributes to gross profit," said Handley. "That's why we added a second assistant manager in approximately half of our locations and made sure each of them was thoroughly trained." The additional support will lessen the workload of store managers, and a third store leader will ensure closer attention to all aspects of store operations. We will add the position in more stores as needed.

Store employees—and customers—will appreciate the new store design to be introduced in fiscal 2009. "The larger footprint will be an advantage," said Handley. "In the past several years, we have worked to increase gross profit by reallocating the space allotted to grocery & other merchandise and prepared food & fountain, but we were limited in our choices. With the new design, we will have more space for fast-moving, high-margin products in both business categories, we can promote more cross-selling, and service to customers will be better than ever."

Grocery & Other Merchandise

This category exceeded our fiscal 2008 goal of a 4.3% same-store sales increase with a margin of 32.2%. Same-store sales were up 7.3%, and our margin improved to 33.1% from 32.7%. Total sales rose 10.5% to $942.7 million, and gross profit was up 11.9% to $311.9 million. The performance is even more impressive in light of fiscal 2007's one-time benefit related to cigarettes that totaled $4.8 million. It added nearly 60 basis points to that year's margin and $0.06 to earnings.

	2006	2007	2008
[illegible]			
Gasoline (gallons)	1,094	1,194	1,215
Grocery & other merchandise	$ 767	$ 853	$ 943
Prepared food & fountain	$ 229	$ 267	$ 302
[illegible]			
Gasoline (per gallon)	11.5¢	10.4¢	13.9¢
Grocery & other merchandise	32.2%	32.7%	33.1%
Prepared food & fountain	63.0%	62.0%	62.3%
Gross Profit (in millions)			
Gasoline	$ 125.4	$ 124.1	$ 168.9
Grocery & other merchandise	$ 247.0	$ 278.7	$ 311.9
Prepared food & fountain	$ 144.0	$ 165.8	$ 187.9

"We continue to use POS and related data to manage inventory with ever greater efficiency and to assess customer response to new products and price changes," said Mike Richardson, Vice President–Marketing. "We design our store sets to facilitate movement of high-margin, fast-moving merchandise that invites cross-selling. Beverages—in particular energy drinks, sports drinks, bottled water, and flavored juices—were sales leaders in fiscal 2008."

Cigarettes continued to be a destination item. Although consumption nationwide is trending downward, we obtained a double-digit increase in gross profit by setting rack configurations to match changing consumer demand region by region. Our customers responded to higher retail prices triggered by tax increases by buying more packs than cartons, further improving our margin.

We were pleased with the gains we made in fiscal 2008, and our new goal shows we expect grocery & other merchandise's performance to improve again in fiscal 2009. We are confident customer counts will be positive and our strategies for raising gross profit will continue to be effective. Though we are expecting rising wholesale and transportation costs, we believe a 7% increase in same-store sales with an average margin of 33.2% is within reach.

Prepared Food & Fountain

Once again, this category was a high performer. The goal for the year just ended was to increase same-store sales 8.4% with an average margin of 62%. We surpassed our sales benchmark—the actual increase was 9.8%—and our margin was above target at 62.3%.

Darryl Bacon, Vice President–Food Services, gave this analysis: "In fiscal 2008, the strategic price increases we took throughout the year were crucial, permitting us to raise total sales to $301.6 million and gross profit to $187.9 million."

We extended kitchen hours at many of our sites and made a few additions to our menu, but the emphasis was on refining our food production plans. We worked store by store to make sure we had the right products in the right amounts to meet customer demand. Consistently achieving that match is an evolving process that requires adjusting the plans each day to incorporate changing traffic patterns depending on local schedules, weather effects, and customer responses to new and rotating products.


Homemade
PIZZA


SEY'S
ience Costs No

Same-store Sales Change

	2006	2007	2008	Goal 2009
Gallons	4.4%	1.4%	-2.0%	2.0%
Grocery & other merchandise	5.7	4.6	7.3	7.0
Prepared foods & fountain	7.4	11.0	9.8	6.8

The drinks we offer to go with our food items are key to growing gross profit. The fountain program introduced several years ago continued to grow again in fiscal 2008. During the year we experimented with an expanded coffee program that included new blends of beans, flavored creamers, and a variety of syrups, and we introduced coffee grinders at a number of sites. So far the results have been very positive, but we are introducing the program only in stores where customer demand is likely to be high.

More kitchen activity and the expanded coffee program are two reasons Bacon likes the new store design: "We'll have more space in our kitchens to prepare our signature food items and more room to showcase high-margin offerings like the coffees we're introducing. The new design is the perfect support for our marketing plans."

We are remodeling the kitchens at the HandiMart locations we acquired in 2006. Operating our kitchens side by side with the Blimpies that already were in some of these stores has worked well so far. The formula that allows our food program to coexist with a quick-serve restaurant broadens the range of acquisition possibilities.

By the fiscal year's end, we were feeling the commodity pressures that were affecting the entire economy. Through December we had our cheese price locked in at approximately $1.60 per pound. Then we began purchasing on a spot basis, which typically was higher. The increase had an impact because every 10-cent swing in the cost of cheese moves the prepared food & fountain margin up or down 30 to 35 basis points. In the closing months, prices for items such as wheat, coffee, and meat also began to rise.

In fiscal 2009, we will test new food items and experiment with marketing techniques. We will continue to rely on POS data to help us make decisions about menu choices, employee scheduling, production plans, and pricing. Our goal for the new year recognizes the likelihood of higher commodity prices but also reflects our intention to grow despite them. We expect to increase same-store sales 6.8% with a margin of 61.2%.

The inside sales of food & fountain and grocery & other merchandise are Casey's strongest competitive advantage. When they succeed, we truly are *winning by design*.


ACKS


BUNN
BEER
$9.99
Delight
Pour. Sip. Savor.
BUNN
BUNN
Casey's
Kona Blend
PRECISION GRINDER
CASEY'S

PG 11

STORE DEVELOPMENT

At April 30, 2008, our total store count was 1,468, and only 14 of them were franchises. Our fiscal 2008 expansion goal was to acquire 50 stores and build 10 stores. During the year, we made 12 acquisitions and built no new stores.

In our quarterly press releases and subsequent conference calls, we explained that unusually high gasoline margins in our marketing territory caused a disconnect between buyer and seller expectations. We concentrated our efforts on seeking sound acquisitions rather than preparing for new constructions.

We have never chased a number in terms of acquisitions, and we are unwilling to pay a high premium that may dilute shareholder value. Whether we acquire or build, we are guided by the potential contribution to earnings and the estimated return on invested capital.

Our fiscal 2009 expansion goal is expressed differently from 2008's. Instead of specifying the expected number of acquisitions and new constructions, our target is a 4% increase in our total number of stores. We still believe acquisitions are the most cost-effective way to grow, and in fiscal 2009 we will pursue attractive sites at reasonable prices. We will accelerate store construction because we have an advantageous new design and there are locations in our marketing territory where building is the better option.

We will be *winning by design* when we implement the new look. The exterior of the store is a combination of brick and stucco and displays modern signage. The interior has an additional 1,000 square feet—500 allotted to more coolers and 500 to the prepared food and fountain operation to accommodate more kitchen space, an expanded coffee bar, and a small sit-down area at some sites. The checkout stand is in the center of the store, and Corian® counters and a slate tile floor enhance overall attractiveness. The new design is more than a superficial makeover; it will help us grow sales of high-margin, quick-moving products and ultimately increase the return on investment. We will incorporate many concepts of the new store design in the remodels we do in fiscal 2009.

"Each of our stores benefits from our vertically integrated distribution system," said Sam Billmeyer, now the leader of store development efforts. "We have our own warehouse from which we dispense inventory, and we have the capacity to serve an additional 1,000 stores. We have our own delivery trucks we route on a consistent basis. We have our own gasoline tankers that add efficiencies to fuel transport. The system is instrumental to *winning by design*."



Corporate Stores

2006	2007	2008
1,394	1,443	1,454

Store Growth

	2006	2007	2008
New store constructions	5	8	0
Acquisitions	67	52	12

2009 goal is 4% unit growth.

"Our overriding financial strategy is to drive earnings per share and return on invested capital for our stockholders," said Senior Vice President & Chief Financial Officer Bill Walljasper. We have described how we achieved the record $1.68 in earnings per share and a healthy ROIC of 10.8%.

The Company balance sheet is a reliable measure of *winning by design.* At April 30, 2008, cash and cash equivalents totaled $154.5 million, a 44.3% increase from the previous fiscal year-end. Our long-term debt net of current maturities decreased $18.1 million to $181.4 million, and the average total debt to average total capital was approximately 27%. Shareholders' equity grew 13.1% to $647.5 million.

Cash flow from continuing operations increased 58% to $175.9 million in fiscal 2008, and we had capital expenditures of $89.3 million, less than our intended budget because of the slowdown in store development. "When I talk with investors," Walljasper said, "they are of course interested in how the Company is going to spend its money. I tell them we are going to pursue profitable growth over the long term by making acquisitions when the terms are favorable and by building stores with our new design, so we are budgeting nearly $76 million for store growth in fiscal 2009. We will use the new design in remodels and replacements, for which we are budgeting approximately $43 million. We project expenditures of $11 million for technological and transportation refinements."

Casey's long-term view has two components: increasing gross profit and controlling expenses. CEO Bob Myers reported the Company met the fiscal 2008 goal of holding the increase in operating expenses to less than the increase in gross profit. Operating expenses did, though, rise considerably.

Customers used credit cards to pay for 49% of the year's sales; the fees for those transactions were up 29.9%. A year ago 42% of purchases were made by credit cards; five years ago the figure was only 22%.

Wages were higher than normal. The rise was mainly due to the bonuses awarded for the record-year performance, the addition of a second assistant manager in almost half of our stores, and the extension of kitchen hours at many sites.

There were some unusual events during fiscal 2008. A large number of high-dollar health insurance claims were made primarily in the first and second quarters. An expensive tanker accident occurred in the third quarter. The harsh winter in the Midwest increased expenses in both the third and fourth quarters.

We saved in excess of $2 million by bringing the credit-card clearing process in house. Though the addition of assistant managers created an increase in expenses, we have already reduced manager turnover nearly 20%.



Extending the kitchen time raised wages but increased the availability of freshly prepared foods. All had positive effects on operational performance and profitability in fiscal 2008 and will continue to do so for the long term.

There is no universal standard for measuring the impact of operating expenses in our industry. For some retailers, the impact is determined on a same-store basis; for others, it is calculated as a percent of sales—a metric we don't use because the fluctuation in gasoline prices creates huge swings up and down. Though we no longer will have a stated operating expense goal, we will continue to improve our means of control and disclose our results.

In addition to being the chief financial officer, Walljasper is the Company's investor relations contact. He talked about his role: "In fiscal 2008, we attracted another sell-side analyst, bringing the number following Casey's General Stores, Inc. to seven. The analysts have given us more visibility, added new shareholders in the United States and abroad, and increased the liquidity of our stock. It is gratifying to have the investment community recognize us for setting annual goals and holding ourselves accountable for them, being open in communications, and enacting sound plans for *winning by design.*"

Capital Expenditure Budget

FISCAL 2009

Acquisitions & new store constructions	$ 76,000,000
Remodels & replacements	$ 43,000,000
Technology	$ 5,000,000
Transportation	$ 6,000,000
Total	$ 130,000,000


Operating Expenses
Capital Structure



Ronald M. Lamb



Robert J. Myers



Kenneth H. Haynie



William C. Kimball*



Johnny Danos*



Patricia Clare Sullivan*



Diane C. Bridgewater*



Jeffrey M. Lamberti



John R. Fitzgibbon, a member of the Board of Directors for 25 years and most recently Chairman of the Compensation Committee, passed away on March 2, 2008. John was a tremendous resource for Casey's General Stores over the years. We will miss his financial and operational advice.

INVESTOR INFORMATION

COMMON STOCK

Casey's General Stores, Inc. common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 50.7 million shares of common stock outstanding at April 30, 2008 had a market value of $1.1 billion. As of that same date, there were 2,444 shareholders of record.

COMMON STOCK MARKET PRICES

Calendar 2006	High	Low
1st Quarter	$ 27.20	$ 22.02
2nd Quarter	25.57	20.15
3rd Quarter	25.99	21.01
4th Quarter	26.00	21.19

Calendar 2007	High	Low
1st Quarter	$ 26.70	$ 23.49
2nd Quarter	29.46	24.84
3rd Quarter	29.88	23.02
4th Quarter	31.39	27.00

Calendar 2008	High	Low
1st Quarter	$ 29.65	$ 21.69
2nd Quarter	26.30	19.97

On July 9, 2008, the last reported sales price of the Company's common stock was $22.13 per share. On that same date, the market cap was $1.1 billion.

DIVIDENDS

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2008 totaled $0.26 per share. At its June meeting, the Board of Directors increased the quarterly dividend to $0.075 per share. The dividend is payable on August 15, 2008 to shareholders of record on August 1, 2008.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares. Those wishing to enroll should contact the transfer agent and registrar:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone 781-575-2000
www.computershare.com

INVESTOR INQUIRIES

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Corporate information, including monthly same-store sales data for the Company's three business categories, is also available at www.caseys.com. Quarterly conference calls are broadcast live over the Internet via the Investor Relations Web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the Web page and in corresponding press releases.

ANNUAL MEETING

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 19, 2008 at the corporate headquarters in Ankeny, Iowa.

FORM 10-K

TABLE OF CONTENTS

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the Fiscal Year Ended April 30, 2008

Commission File Number 0-12788

CASEY'S GENERAL STORES, INC.

(Exact name of registrant as specified in its charter)

IOWA	42-0935283
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

ONE CONVENIENCE BLVD., ANKENY, IOWA

(Address of principal executive offices)

50021

(Zip Code)

(515) 965-6100

(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act

COMMON STOCK

(Title of Class)

COMMON SHARE PURCHASE RIGHTS

(Title of Class)

Securities Registered pursuant to Section 12(g) of the Act

NONE

PG
I

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 20, 2008, computed by reference to the closing sales price ($28.50 per share) as quoted on the NASDAQ Global Select Market on the last business day of the registrant's most recently completed second fiscal quarter (October 31, 2007), was $1,375,139,051.

Indicate the number of shares outstanding of each of the issuer's class of common stock, as of the latest practicable date.

Class	Outstanding at June 20, 2008
Common Stock, no par value per share	50,769,662 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents, as set forth herein, are incorporated by reference into the listed Parts and Items of this report on Form 10-K:

1. Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders to be held on September 19, 2008 (Item 5 of Part II and Items 10, 11, 12, 13, and 15 of Part III).

PART I

ITEM 1. BUSINESS

The Company

Casey's General Stores, Inc. and its wholly owned subsidiaries (the Company/Casey's/we) operate convenience stores under the name "Casey's General Store" in 9 Midwest states, primarily Iowa, Missouri, and Illinois. The stores carry a broad selection of food (including freshly prepared foods such as pizza, donuts, and sandwiches), beverages, tobacco products, health and beauty aids, automotive products, and other nonfood items. In addition, all stores offer gasoline for sale on a self-service basis. On April 30, 2008, there were a total of 1,468 Casey's General Stores in operation, of which 1,454 were operated by the Company (Corporate Stores) and 14 stores were operated by franchisees (Franchise Stores). There were no Corporate Stores newly constructed and 12 acquired stores opened in fiscal 2008. There were no Franchise Stores newly opened in fiscal 2008. We operate a central warehouse, Casey's distribution center, adjacent to our corporate headquarters in Ankeny, Iowa, through which we supply grocery and general merchandise items to Corporate and Franchise Stores.

Approximately 61% of all Casey's General Stores are located in areas with populations of fewer than 5,000 persons, while approximately 13% of all stores are located in communities with populations exceeding 20,000 persons. The Company competes on the basis of price as well as on the basis of traditional features of convenience store operations such as location, extended hours, and quality of service.

Casey's, with executive offices at One Convenience Blvd., Ankeny, Iowa 50021-8045 (telephone 515-965-6100) was incorporated in Iowa in 1967. Two of our subsidiaries, Casey's Marketing Company (Marketing Company) and Casey's Services Company (Services Company), also operate from the corporate headquarters facility and were incorporated in Iowa in March 1995. A third subsidiary, Casey's Retail Company, was incorporated in Iowa in 2004 and also operates from these facilities.

The Company's Internet address is www.caseys.com. Each year we make available through our Web site current reports on Form 8-K, quarterly reports on Form 10-Q, our annual report on Form 10-K, and amendments to those reports free of charge as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Additionally, you can go to our Web site to read our Financial Code of Ethics and Code of Conduct; we intend to post disclosure of any waivers to the Codes to the extent such disclosure is legally required.

General

Casey's General Stores seek to meet the needs of residents of smaller towns by combining features of both general store and convenience store operations. Smaller communities often are not served by national-chain convenience stores. We have succeeded at operating Casey's General Stores in smaller towns by offering, at competitive prices, a broader selection of products than does a typical convenience store.

In each of the past two fiscal years, we derived over 97% of our gross profits from retail sales by Corporate Stores. We also derived income from continuing monthly royalties based on sales by Franchise Stores; wholesale sales to Franchise Stores; sign and façade rental fees; and the provision of certain maintenance, transportation, and construction services to our franchisees. Our sales historically have been strongest during the first and second fiscal quarters (May through October) and relatively weaker during the third and fourth. In warmer weather, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice.

Corporate Subsidiaries

The Marketing Company and the Services Company were organized as Iowa corporations in March 1995, and both are wholly owned subsidiaries of Casey's. Casey's Retail Company was organized as an Iowa corporation in April 2004 and is also a wholly owned subsidiary of Casey's.

Casey's Retail Company operates Corporate Stores in Illinois, Kansas, Minnesota, Nebraska, and South Dakota; it also holds the rights to the Casey's trademark and trade name and serves as franchisor in connection with the operation of Franchise Stores. The Marketing Company owns and has responsibility for the operation of Corporate Stores in Iowa, Missouri, Wisconsin, and Indiana. The Marketing Company also has responsibility for all of our wholesale operations, including the distribution center. The Services Company provides a variety of construction and transportation services for all Corporate Stores.

Store Operations

Products Offered

Each Casey's General Store typically carries over 3,000 food and nonfood items. The products offered are those normally found in a supermarket, except that the stores do not sell fresh meats and selection is generally limited to one or two well-known brands of each item stocked. Most of our staple foodstuffs are nationally advertised brands. Stores sell regional brands of dairy and bakery products, and approximately 88% of the stores offer beer. Our nonfood items include tobacco products, health and beauty aids, school supplies, housewares, pet supplies, photo supplies, and automotive products.

All Casey's General Stores offer gasoline or gasohol for sale on a self-service basis. The gasoline and gasohol generally are sold under the Casey's name, although some Franchise Stores sell gasoline under a major oil company brand.

It is our policy to experiment with additions to the Company's product line, especially products with higher gross profit margins. As a result, we had added various prepared food items to our product line over the years, facilitated by the installation of snack centers, which now are in most Corporate Stores. The snack centers sell sandwiches, fountain drinks, and other items that have gross profit margins higher than those of general staple goods. As of April 30, 2008, the Company was selling donuts prepared on store premises in approximately 98% of its stores in addition to cookies, brownies, and Danish rolls. The Company installs donut-making facilities in all newly constructed stores.

We began marketing made-from-scratch pizza in 1984, and it is now available in 1,398 Corporate Stores (96%) as of April 30, 2008. Although pizza is our most popular prepared food offering, we continue to expand our prepared food product line, which now includes ham and cheese sandwiches, pork and chicken fritters, sausage sandwiches, chicken tenders, popcorn chicken, sub sandwiches, breakfast croissants and biscuits, breakfast pizza, hash browns, quarter-pound hamburgers and cheeseburgers, and potato cheese bites.

The growth in our proprietary prepared food program reflects management's strategy to promote high-margin products that are compatible with convenience store operations. In the last three fiscal years, retail sales of nongasoline items have generated about 27% of our net sales, but they have resulted in approximately 74% of our gross profits from net sales. Gross profit margins on prepared food items averaged approximately 62% during the same thirty-six months—significantly higher than the gross profit margin on retail sales of gasoline, which averaged approximately 5%.

Store Design

Casey's General Stores are freestanding and, with a few exceptions to accommodate local conditions, conform to standard construction specifications. The new standard building designed by the Company is a pre-engineered steel frame building mounted on a concrete slab. The new store design measures 39 feet by 92 feet with approximately 2,300 square feet devoted to sales area, 500 square feet to kitchen space, and 400 square feet to storage and 2 large public restrooms. Store lots have sufficient frontage and depth to permit adequate drive-in parking facilities on one or more sides of each store. Each store typically includes 4 or 6 islands of gasoline dispensers and storage tanks with capacity for 40,000 to 60,000 gallons of gasoline. The merchandising display follows a standard layout designed to encourage a flow of customer traffic through all sections of every store. All stores are air-conditioned and have modern refrigeration equipment. Nearly all the store locations feature our bright red and yellow pylon sign and façade, both of which display Casey's name and service mark.

All Casey's General Stores remain open at least sixteen hours per day, seven days a week. Most store locations are open from 6:00 a.m. to 11:00 p.m., although hours of operation may be adjusted on a store-by-store basis to accommodate customer traffic patterns. We require that all stores maintain a bright, clean interior and provide prompt checkout service. It is our policy not to permit the installation of electronic games or sale of adult magazines on store premises.

Store Locations

The Company traditionally has located its stores in smaller towns not served by national-chain convenience stores. Management believes that a Casey's General Store provides a service not otherwise available in small towns and that a convenience store in an area with limited population can be profitable if it stresses sales volume and competitive prices. Our store site selection criteria emphasize the population of the immediate area and daily highway traffic volume. Where there is no competing store, we can often operate profitably at a highway location in a community with a population of as few as 500.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings. Approximately 74% of Casey's net sales for the year ended April 30, 2008 were derived from the retail sale of gasoline. The following table summarizes gasoline sales by Corporate Stores for the three fiscal years ended April 30, 2008:

Year ended April 30,		2008		2007		2006
Number of gallons sold		**1,214,547,413**		1,193,554,420		1,093,574,969
Total retail gasoline sales	**$**	**3,558,107,507**	$	2,881,054,152	$	2,478,733,751
Percentage of total revenue		**73.7%**		71.6%		71.0%
Gross profit percentage (excluding credit card fees)		**4.7%**		4.3%		5.1%
Average retail price per gallon	**$**	**2.93**	$	2.41	$	2.27
Average gross profit margin per gallon (excluding credit card fees)		**13.90¢**		10.40¢		11.47¢
Average number of gallons sold per Corporate Store*		**835,948**		821,057		806,221

*Includes only those stores in operation at least one full year before commencement of the periods indicated.

Retail prices of gasoline increased during the year ended April 30, 2008. The total number of gallons we sold during this period also increased, primarily because of the higher number of Corporate Stores in operation and our efforts to price our retail gasoline to compete in local market areas. For additional information concerning the Company's gasoline operations, see Item 7 herein.

Distribution and Wholesale Arrangements

The Marketing Company supplies all Corporate Stores and all Franchise Stores with groceries, food, health and beauty aids, and general merchandise from our distribution center. The stores place orders for merchandise through a telecommunications link-up to the computer at our headquarters in Ankeny, and we fill the orders with weekly shipments in Company-owned delivery trucks. The Marketing Company charges Franchise Stores processing and shipping fees for each order our distribution center fills. All of our existing and proposed stores are within the distribution center's optimum efficiency range—a radius of approximately 500 miles.

The Marketing Company's only wholesale sales are to Franchise Stores, to which it sells groceries; prepared sandwiches; ingredients and supplies for donuts, sandwiches, and pizza; health and beauty aids; general merchandise; and gasoline. Although we derive income from this activity, we provide these products, particularly gasoline, at narrow profit margins to promote competitiveness and increase sales to Franchise Stores.

In fiscal 2008, we purchased directly from manufacturers approximately 90% of the food and nonfood items sold from our distribution center. It is our practice, with few exceptions, not to contract with any of the suppliers of products sold by Casey's General Stores. We believe the practice is customary in the industry and enables us to respond flexibly to changing market conditions.

Franchise Operations

We have been franchising Casey's General Stores since 1970. In addition to generating income, franchising historically enabled us to obtain desirable store locations from owners who preferred to become franchisees rather than to sell or lease their locations. Franchising also enabled us to expand our system of stores at a faster rate, thereby achieving operating efficiencies in our warehouse and distribution system as well as stronger identification in our marketing territory. As the Company has grown and strengthened its financial resources, franchising has become less advantageous for us. In recent years we have acquired a number of Franchise Stores through lease or purchase. As of April 30, 2008, there were a total of 11 franchisees operating 14 Franchise Stores. The franchise terms of the 14 remaining Franchise Stores have expired, and the franchises have been allowed to renew on a year-to-year basis to the present time. The Company has notified all of the remaining franchisees that their franchises will not be further renewed when the current renewal term expires. We anticipate there will be no remaining Franchise Stores as of the end of calendar 2008. In the coming months, the Company expects to acquire several of the Franchise Stores still in operation.

All franchisees currently pay us a royalty fee equal to 3% of gross receipts derived from total store sales excluding gasoline, subject to a minimum monthly royalty of $300. We currently assess a royalty fee of $0.018 per gallon on gasoline sales, although we have discretion to increase this amount to 3% of retail gasoline sales. In addition, franchisees pay Casey's a sign and façade rental fee. The franchise agreements do not authorize us to establish the prices to be charged by franchisees. Further, except with respect to certain supplies and items provided in connection with the opening of each store, each franchisee has unlimited authority to purchase supplies and inventory from any supplier, provided the products meet our quality standards. Franchise agreements typically contain a noncompetition clause that restricts the franchisee's ability to operate a convenience-style store in a specified area for a period of two or three years following termination of the agreement.

Personnel

On April 30, 2008, we had 7,480 full-time employees and 10,503 part-time employees. We have not experienced any work stoppages. There are no collective bargaining agreements between the Company and any of its employees.

Competition

Our business is highly competitive. Food, including prepared foods, and nonfood items similar or identical to those sold by the Company are generally available from various competitors in the communities served by Casey's General Stores. We believe our stores located in smaller towns compete principally with other local grocery and convenience stores; similar retail outlets; and, to a lesser extent, prepared food outlets, restaurants, and expanded gasoline stations offering a more limited selection of grocery and food items for sale. Stores located in more heavily populated communities may compete with local and national grocery and drug store chains, expanded gasoline stations, supermarkets, discount food stores, and traditional convenience stores. Convenience store chains competing in the larger towns served by Casey's General Stores include 7-Eleven, Quik Trip, Kwik Trip, and regional chains. Some of the Company's competitors have greater financial and other resources than we do. These competitive factors are discussed further in Item 7 of this Form 10-K.

Service Marks

The name "Casey's General Store" and the service mark consisting of the Casey's design logo (with the words "Casey's General Store") are our registered service marks under federal law. We believe these service marks are of material importance in promoting and advertising the Company's business.

Government Regulation

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new Corporate Stores have been equipped with noncorroding fiberglass USTs, including some with double-wall construction, overfill protection, and electronic tank monitoring. We currently have 3,137 USTs, 2,648 of which are fiberglass and 489 are steel, and believe that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners. In the years ended April 30, 2008 and 2007, we spent approximately $1,133,000 and $1,431,000, respectively, for assessments and remediation. Substantially all of these expenditures were submitted for reimbursement from state-sponsored trust fund programs. As of April 30, 2008, approximately $11,026,000 has been received from such programs since inception. The amounts are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or other applicable laws. At April 30, 2008, we had an accrued liability of approximately $259,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. We believe we have no material joint and several environmental liability with other parties.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described in this report before making a decision to invest in our securities. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could negatively impact our results of operations or financial condition in the future. If any of such risks actually occur, our business, financial condition, and/or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Industry

The convenience store industry is highly competitive.

The industry and geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores, and mass merchants. In recent years, several nontraditional retailers such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the gasoline retail business. These nontraditional gasoline retailers have obtained a significant share of the motor fuels market, and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing, and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors' offerings and prices to ensure we offer convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities, and locations to remain competitive and attract customer traffic. Major competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness, and safety.

The volatility of wholesale petroleum costs could adversely affect our operating results.

Over the past three fiscal years, our gasoline revenues accounted for approximately 72% of total revenue and our gasoline gross profit accounted for approximately 23% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, could significantly affect crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely affected in the event of shortage, which could result from, among other things, lack of capacity at United States oil refineries or the absence of gasoline contracts that guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs could result in significant increases in the retail price of petroleum products and in lower gasoline average margin per gallon. Increases in the retail price of petroleum products could adversely affect consumer demand for gasoline. Volatility makes it difficult to predict the impact that future wholesale cost fluctuations will have on our operating results and financial condition. These factors could adversely affect our gasoline gallon volume, gasoline gross profit, and overall customer traffic, which in turn would affect our sales of grocery and general merchandise and prepared food products.

Wholesale cost increases of tobacco products could affect our operating results.

Sales of tobacco products have averaged approximately 9% of our total revenue over the past three fiscal years, and our tobacco gross profit accounted for approximately 12.8% of total gross profit for the same period. Significant increases in wholesale cigarette costs, tax increases on tobacco products, and national and local campaigns to discourage smoking in the United States may have an adverse effect on unit demand for cigarettes domestically. In general, we attempt to pass price increases on to our customers. Due to competitive pressures in our markets, however, we may not always be able to do so. These factors could adversely affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit, and overall customer traffic.

Risks Related to Our Business

Unfavorable weather conditions could adversely affect our business.

All of our stores are located in the Midwest region of the United States, which is susceptible to thunderstorms, extended periods of rain, ice storms, and heavy snow. Inclement weather conditions could damage our facilities or could have a significant impact on consumer behavior, travel, and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months, which fall within our first and second fiscal quarters. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected.

We may not be able to identify, acquire, and integrate new stores, which could adversely affect our ability to grow our business.

An important part of our recent growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence. From May 1, 2007 through April 30, 2008 we acquired 12 convenience stores. We expect to continue pursuing acquisition opportunities.

Acquisitions involve risks that could cause our actual growth or operating results to differ materially from our expectations or the expectations of securities analysts:

- We may not be able to identify suitable acquisition candidates or acquire additional convenience stores on favorable terms. We compete with others to acquire convenience stores. We believe this competition may increase and could result in decreased availability or increased prices for suitable acquisition candidates. It may be difficult to anticipate the timing and availability of acquisition candidates.
- During the acquisition process we may fail or be unable to discover some of the liabilities of companies or businesses we acquire. These liabilities may result from a prior owner's noncompliance with applicable federal, state, or local laws.
- Acquired convenience stores may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate.

We are subject to federal and state environmental and other regulations.

Our business is subject to extensive governmental laws and regulations that include but are not limited to environmental and employment laws and regulations; legal restrictions on the sale of alcohol, tobacco, and lottery products; requirements related to minimum wage, working conditions, public accessibility, and citizenship. A violation of or change in such laws and/or regulations could have a material adverse effect on our business, financial condition, and results of operations.
Under various federal, state, and local laws, regulations, and ordinances, we may, as the owner/operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. Failure to remediate such contamination properly may make us liable to third parties and adversely affect our ability to sell or lease such property.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in our operating areas in support of future remediation obligations.

These state trust funds are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the maintenance and continued solvency of the various funds.

In the future, we may incur substantial expenditures for remediation of contamination that has yet to be discovered at existing locations or at locations we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances, or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist at any one or more of our locations. In addition, failure to comply with any environmental laws, regulations, or ordinances or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol, tobacco, and lottery products. A violation or change of these laws could adversely affect our business, financial condition, and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend, or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

Any appreciable increase in income, overtime pay, or the statutory minimum wage rate or adoption of mandated healthcare benefits would result in an increase in our labor costs. Such cost increase or the penalties for failing to comply with such statutory minimum could adversely affect our business, financial condition, and results of operations.

Other Risks

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We could issue additional shares for investment, acquisition, or other business purposes. Even if there is not an immediate need for capital, we may choose to issue securities to sell in public or private equity markets if and when conditions are favorable. Raising funds by issuing securities would dilute the ownership interests of our existing stockholders. Additionally, certain types of equity securities we may issue in the future could have rights, preferences, or privileges senior to the rights of existing holders of our common stock.

The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to these and other factors:

- A deviation in our results from the expectations of public market analysts and investors.
- Statements by research analysts about our common stock, company, or industry.
- Changes in market valuations of companies in our industry and market evaluations of our industry generally.
- Additions or departures of key personnel.
- Actions taken by our competitors.
- Sales of common stock by the Company, senior officers, or other affiliates.
- Other general economic, political, or market conditions, many of which are beyond our control.

The market price of our common stock will also be affected by our quarterly operating results and quarterly comparable store sales growth, which may be expected to fluctuate from quarter to quarter. The following are factors that may affect our quarterly results and comparable store sales: general, regional, and national economic conditions; competition; unexpected costs; changes in pricing, consumer trends, and the number of stores we open and/or close during any given period; costs of compliance with corporate governance and Sarbanes-Oxley requirements. Other factors are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. You may not be able to resell your shares of our common stock at or above the price you pay.

Our charter documents include provisions that may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our articles of incorporation give the Company's board of directors the authority to issue up to 1 million shares of preferred stock and to determine the rights and preferences of the preferred stock without obtaining stockholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, thereby having a potentially adverse effect on the market price of our common stock. At present, we have no plans to issue any preferred stock.

Other provisions of our articles of incorporation and bylaws and of Iowa law could make it more difficult for a third party to acquire us or hinder a change in management, even if doing so would be beneficial to our stockholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a *business combination* with an *interested stockholder* for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

These governance provisions could affect the market price of our common stock. We may, in the future, adopt other measures that could have the effect of delaying, deferring, or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated stockholders. These measures may be adopted without any further vote or action by our stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We own our corporate headquarters and distribution center. Located on a 45-acre site in Ankeny, Iowa, these adjacent facilities and our vehicle service and maintenance center occupy a total of approximately 375,000 square feet. The original complex was completed in February 1990 and placed in full service at that time. In fiscal 2007, we added 98,000 square feet to the distribution center, 20,000 square feet of office space, additional paving for truck parking, and necessary drainage and landscaping improvements.

On April 30, 2008, we owned the land at 1,398 locations and the buildings at 1,407 locations and leased the land at 56 locations and the buildings at 47 locations. Most of the leases provide for the payment of a fixed rent plus property taxes and insurance and maintenance costs. Generally, the leases are for terms of ten to twenty years with options to renew for additional periods or options to purchase the leased premises at the end of the lease period.

ITEM 3. LEGAL PROCEEDINGS

As we have previously reported, the Company is the defendant in a purported class action suit filed March 13, 2003 in Circuit Court for the Third Judicial Circuit, Madison County, Illinois by a former store manager, individually and on behalf of persons similarly situated. The suit is filed under Illinois law on behalf of all persons employed by the Company or one of its affiliates who at any time from February 1993 through the time of final judgment were not paid overtime compensation for hours worked in excess of 40 per week. The plaintiff seeks relief for herself and class members under the Illinois Minimum Wage Law, the Illinois Wage Payment and Collection Act, and similar laws of other states. The Company answered the complaint and filed a motion to dismiss on grounds that, among other things, the Company's store managers are exempt from overtime laws as executive employees, or the equivalent, under applicable federal and state laws. Proceedings in the action were stayed pending a ruling on the motion to dismiss. The court issued its ruling on April 29, 2008, denying the motion to dismiss the plaintiff's individual claims based on alleged violations of Illinois law, but granting the motion to dismiss as to the class claims based on alleged violations of other states' overtime laws. The plaintiff was granted leave to refile the class action claim, provided the purported class could be clearly identified and provided the plaintiff could demonstrate that she can adequately and fairly represent the interests of the class members. The Court called into question the plaintiff's ability to represent class members residing outside Illinois in light of an August 2005 decision by the Supreme Court of Illinois in an unrelated case. The plaintiff on June 13, 2008 filed an amended complaint in which the class action claim is limited to persons employed as managers of Casey's stores within the state of Illinois. The Company will file an answer denying plaintiff's claims and asserting the same defenses previously raised. The Company intends to vigorously contest the matters complained of and resist class certification.

The Company also is named as a defendant in five lawsuits ("hot fuel" cases) brought in the federal courts in Kansas and Missouri against a variety of gasoline retailers. The complaints generally allege that the Company, along with numerous other retailers, has misrepresented gasoline volumes dispensed at its pumps by failing to compensate for expansion that occurs when fuel is sold at temperatures above 60°F. Fuel is measured at 60°F in wholesale purchase transactions and computation of motor fuel taxes in Kansas and Missouri. The complaints all seek certification as class actions on behalf of gasoline consumers within those two states, and one of the complaints also seeks certification for a class consisting of gasoline consumers in all states. The actions generally seek recovery for alleged violations of state consumer protection or unfair merchandising practices statutes, negligent and fraudulent misrepresentation, unjust enrichment, civil conspiracy, and violation of the duty of good faith and fair dealing; several seek injunctive relief and punitive damages.

These actions are part of a number of similar lawsuits that have been filed since November 2006 in 28 jurisdictions, including 26 states, Guam, and the District of Columbia, against a wide range of defendants that produce, refine, distribute, and/or market gasoline products in the United States. On June 18, 2007, the Federal Judicial Panel on Multidistrict Litigation ordered that all of the pending hot fuel cases (officially, the "Motor Fuel Temperature Sales Practices Litigation") be transferred to the U.S. District Court for the District of Kansas in Kansas City, Kansas for coordinated or consolidated pretrial proceedings, including rulings on discovery matters, various pretrial motions, and class certification. Discovery efforts by both sides are being pursued. Management does not believe the Company is liable to the defendants for the conduct complained of and intends to contest the matters vigorously.

The Company also is the defendant in an action now pending in the United States District Court for the Southern District of Iowa, brought by two former employees claiming that Casey's failed to properly pay overtime compensation to its assistant managers. Specifically, plaintiffs claim that the assistant managers were treated as nonexempt employees entitled to overtime pay, but that the Company did not properly record all hours worked and failed to pay the assistant managers overtime pay for all hours worked in excess of 40 per week. The action purports to be a collective action under the Fair Labor Standards Act (FLSA) brought on behalf of all "persons who are currently or were employed during the three-year period immediately preceding the filing of [the] complaint as 'Assistant Managers' at any Casey's General Store operated by [the] Defendant (directly or through one of its wholly owned subsidiaries), who worked overtime during any given week within that period, and who have not filed a complaint to recover overtime wages." The complaint seeks relief in the form of back wages owed all members of the class during the three-year period preceding the filing of the complaint, liquidated damages, attorneys fees, and costs.

On October 31, 2007, the Court conditionally certified the collective action as to "any employees who are or have been employed by Casey's as an assistant manager at any time since November 1, 2004, and who have unresolved claims for unpaid overtime," and authorized the mailing of notice of the action to all such persons. Notice recipients who elected to participate in the lawsuit were required to file a form opting in to the lawsuit. The opt-in period has now closed, with approximately 600 persons filing an opt-in form. The Company will be allowed to move to decertify the collective action after discovery is conducted.

On November 20, 2007, the plaintiffs filed a motion to amend their complaint to include class claims alleging violations of the state laws of eight states where the Company operates, based on the same general factual allegations underlying the FLSA claim. The court allowed the amended complaint to be filed, with modifications. Management has denied the plaintiffs' allegations and intends to contest the matter vigorously. Discovery activities are now in progress.

On January 10, 2008, seven current and former store employees filed a companion case to the action brought by assistant managers discussed above. It was filed by the same attorneys representing the assistant managers and is also pending in the U.S. District Court for the Southern District of Iowa in Des Moines. This action also is filed as a collective action pursuant to the FLSA and also alleges class claims based on "the independent statutory state wage and hours laws of Iowa, Illinois, Indiana, Kansas, Missouri, Nebraska, and South Dakota." The action purports to be brought on behalf of a class consisting of essentially all Casey's non-management-level store employees employed "during the three-year period immediately preceding the filing of [the] complaint at any Casey's General Store, whether operated directly by Defendant or through one of its wholly owned subsidiaries." The complaint alleges that the subject employees were denied overtime pay for hours worked in excess of 40 hours per week, as well as mandatory meal and rest breaks, and that the Company failed to accurately record actual hours worked and willfully encouraged the employees to work "off-the-clock." The complaint seeks damages, including alleged unpaid back wages, liquidated damages, pre- and post-judgment interest, court costs, and attorneys fees as well as equitable relief pursuant to various state laws. Management has denied the plaintiffs' allegations and intends to contest the matter vigorously.

From time to time we are involved in other legal and administrative proceedings or investigations arising from the conduct of our business operations, including contractual disputes; environmental contamination or remediation issues; employment or personnel matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for compensatory or exemplary damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect on our consolidated financial position and results of operation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Casey's common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 50,733,162 shares of common stock outstanding at April 30, 2008 had a market value of $1.1 billion, and there were 2,444 shareholders of record.

Common Stock Market Prices

Calendar 2006	High	Low	Calendar 2007	High	Low	Calendar 2008	High	Low
Q1	$ 27.20	$ 22.02	Q1	$ 26.70	$ 23.49	Q1	$ 29.65	$ 21.69
Q2	25.57	20.15	Q2	29.46	24.84			
Q3	25.99	21.01	Q3	29.88	23.02			
Q4	26.00	21.19	Q4	31.39	27.00			

Dividends

We began paying cash dividends during fiscal 1991.The dividends paid in fiscal 2008 totaled $0.26 per share. The dividends paid in fiscal 2007 totaled $0.20 per share. On June 10, 2008, the Board of Directors declared a quarterly dividend of $0.075 payable August 15, 2008 to shareholders of record on August 1, 2008. The Board expects to review the dividend every year at its June meeting.

The cash dividends declared during the calendar years 2006-08 were as follows:

Calendar 2006	Cash dividend declared	Calendar 2007	Cash dividend declared	Calendar 2008	Cash dividend declared
Q1	$ 0.045	Q1	$ 0.05	Q1	$ 0.065
Q2	0.05	Q2	0.065		
Q3	0.05	Q3	0.065		
Q4	0.05	Q4	0.065		
	$ 0.195		$ 0.245		

ITEM 6. SELECTED FINANCIAL DATA (In thousands, except per share amounts)

Statement of Earnings Data

Years ended April 30,	2008	2007	2006	2005	2004
Total revenue	$4,827,087	$4,024,010	$3,492,476	$2,787,538	$2,311,703
Cost of goods sold	4,141,078	3,440,725	2,966,254	2,330,741	1,891,179
Gross profit	686,009	583,285	526,222	456,797	420,524
Operating expenses	474,555	410,459	361,857	327,009	303,929
Depreciation and amortization	67,607	63,895	56,898	51,685	47,923
Interest, net	9,792	11,184	8,896	10,739	12,398
Earnings from continuing operations before income taxes	134,055	97,747	98,571	67,364	56,274
Federal and state income taxes	49,051	34,205	35,353	24,905	18,217
Net earnings from continuing operations	85,004	63,542	63,218	42,459	38,057
Loss on discontinued operations, net of tax benefit	113	1,651	1,667	5,706	1,591
Cumulative effect of accounting change, net of tax benefit	-	-	1,083	-	-
Net earnings	$ 84,891	$ 61,891	$ 60,468	$ 36,753	$ 36,466
Basic					
Earnings from continuing operations	$ 1.68	$ 1.26	$ 1.25	$ .84	$ .76
Loss on discontinued operations	-	.03	.03	.11	.03
Cumulative effect of accounting change, net of tax benefit	-	-	.02	-	-
Net earnings	$ 1.68	$ 1.23	$ 1.20	$ .73	$ .73
Diluted					
Earnings from continuing operations	$ 1.67	$ 1.25	$ 1.24	$ .84	$ .76
Loss on discontinued operations	-	.03	.03	.11	.03
Cumulative effect of accounting change, net of tax benefit	-	-	.02	-	-
Net earnings	$ 1.67	$ 1.22	$ 1.19	$ .73	$ .73
Weighted average number of common shares outstanding—basic	50,681	50,468	50,310	50,115	49,876
Weighted average number of common shares outstanding—diluted	50,859	50,668	50,610	50,284	50,041
Dividends paid per common share	$ 0.26	$ 0.20	$ 0.18	$ 0.195	$ 0.13

Balance Sheet Data

As of April 30,	2008	2007	2006	2005	2004
Current assets	$ 313,256	$ 240,619	$ 192,766	$ 143,140	$ 147,193
Total assets	1,219,200	1,129,271	988,899	871,619	834,972
Current liabilities	259,099	234,267	245,056	170,837	146,226
Long-term debt	181,443	199,504	106,512	123,064	144,158
Shareholders' equity	647,472	572,264	523,190	469,137	439,794

PG 15

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars in thousands)

Please read the following discussion of the Company's financial condition and results of operations in conjunction with the selected historical consolidated financial data and consolidated financial statements and accompanying notes presented elsewhere in this Form 10-K.

Overview

We derive our revenue from retail sales of food (including freshly prepared foods such as pizza, donuts, and sandwiches), beverages, and nonfood products (including health and beauty aids, tobacco products, automotive products, and gasoline) by Corporate Stores and wholesale sales of certain merchandise and gasoline to Franchise Stores. The Company generates relatively minor revenues from continuing monthly royalties based on sales by Franchise Stores; sign and façade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. A typical store generally is not profitable in its first year of operation due to start-up costs and usually will attain representative levels of sales and profits during its third or fourth year of operation.

We measure performance using trend analysis and same-store comparisons on net sales and gross profit applied to the three business categories of our Corporate Stores: gasoline, grocery & other merchandise, and prepared food & fountain. Comparisons are also made on operating expenses. Fluctuations in operating expenses are compared with the increase or decrease in gross profit. Wages are the primary component of operating expenses, and we believe we have appropriately aligned store manager compensation with store performance. We evaluate the location of third-party purchases and sites for new construction based on expected financial results and return on investment.

Fiscal 2008 Compared with Fiscal 2007

Total revenue for fiscal 2008 increased 20% to $4,827,087, primarily due to a 21.4% increase in gas prices, an increase in the number of gallons sold, and an increase in same-store sales. Retail gasoline sales for the fiscal year were $3,558,108, an increase of 23.5%, and gallons sold increased 1.8% to 1,214,547. Inside sales (grocery & other merchandise and prepared food & fountain) increased 11.1% to $1,244,257.

Cost of goods sold as a percentage of total revenue was 85.8% for fiscal 2008 compared with 85.5% for the prior year. The gas margin increased to 4.7% in fiscal 2008 from 4.3% in fiscal 2007. The grocery & other merchandise margin increased to 33.1% in fiscal 2008 from 32.7% in fiscal 2007 due to the growing popularity of high-margin beverages. In the prior year, the State of Iowa substantially increased the excise tax on cigarettes without implementing an inventory floor tax, resulting in a one-time benefit of $4,800. Without the one-time benefit, the margin would have been 32.1%. The prepared food & fountain margin increased to 62.3% from 62%.

Operating expenses increased 15.6% in fiscal 2008, driven by an increase in bank fees resulting from customers' greater use of credit cards and higher retail gasoline prices, higher wages, and additional insurance claims. Higher gasoline prices decreased the operating expense ratio to 9.8% of total revenue in fiscal 2008 from 10.2% in the prior year.

Depreciation and amortization expense increased 5.8% to $67,607 in fiscal 2008 from $63,895 in fiscal 2007. The increase was due to capital expenditures made in fiscal 2008.

The effective tax rate increased 1.6% to 36.6% in fiscal 2008 from 35% in fiscal 2007. The increase in the effective tax rate was primarily due to the increase in the Financial Accounting Standards Board Interpretation No. 48 (FIN 48) tax contingencies and the stability in the applicable rate of the total net deferred tax liabilities. This increase was partially offset by the increase in federal tax credits.

Net earnings from continuing operations increased to $85,004 in fiscal 2008 from $63,542 in fiscal 2007. The increase was due primarily to the increase in the gross profit margin per gallon of gasoline sold, an increase in same-store sales from the prior year, and slight increases in the average margin on grocery & other merchandise sales and prepared food & fountain sales.

Fiscal 2008 discontinued operations resulted in a loss of $113 (net of $72 income tax benefit) compared with a loss of $1,651 (net of $1,055 income tax benefit) in fiscal 2007. Discontinued stores had total revenues of $16,172 and $23,052 and pretax operating losses of $274 and $688 for fiscal 2008 and 2007, respectively. Included was a gain on disposal of $89 (net of $35 income tax expense) for the year ended April 30, 2008 and a loss on disposal of $2,018 (net of $787 income tax benefit) for the year ended April 30, 2007. The gain and loss on disposal for the years ended April 30, 2008 and 2007 included write-downs of stores to net realizable value, as well as gains and losses on sales of stores.

Fiscal 2007 Compared with Fiscal 2006

Total revenue for fiscal 2007 increased 15.2% to $4,024,010, primarily due to a 6.5% increase in gas prices, an increase in the number of gallons sold, an increase in same-store sales, and the net addition of 54 Corporate Stores. Retail gasoline sales for the fiscal year were $2,881,054, an increase of 16.2%, and gallons sold increased 9.1% to 1,193,554. Inside sales (grocery & other merchandise and prepared food & fountain) increased 12.5% to $1,120,085.

Cost of goods sold as a percentage of total revenue was 85.5% for fiscal 2007 compared with 84.9% for the prior year. The increase was caused by a decrease in the gas margin to 4.3% in fiscal 2007 from 5.1% in fiscal 2006 due to the higher cost of gasoline. The grocery & other merchandise margin increased to 32.7% in fiscal 2007 from 32.2% in fiscal 2006 due to a one-time benefit of $4,800 related to cigarettes. The State of Iowa substantially increased the excise tax on cigarettes without implementing an inventory floor tax. Without the one-time benefit, the margin would have been 32.1%. The prepared food & fountain margin decreased to 62% from 63% primarily due to our switch to a dual cola program.

Operating expenses increased 13.4% in fiscal 2007, driven by an increase in bank fees resulting from customers' greater use of credit cards and higher retail gasoline prices and an increase in the number of Corporate Stores. Higher gasoline prices decreased the operating expense ratio to 10.2% of total revenue in fiscal 2007 from 10.4% in the prior year.

Depreciation and amortization expense increased 12.3% to $63,895 in fiscal 2007 from $56,898 in fiscal 2006. The increase was due to capital expenditures made in fiscal 2007.

The effective tax rate decreased 0.9% to 35% in fiscal 2007 from 35.9% in fiscal 2006. The decrease in the effective tax rate was in part the result of the prior three years recovery of a permanent tax benefit related to deductions allowed for dividends paid into the Company's 401(k) plan. A recurring annual tax benefit will be realized going forward. The rate also decreased due to a refined and slightly downward rate application to the total net deferred tax liabilities, and a decrease in the tax contingency reserve.

Net earnings from continuing operations increased to $63,542 in fiscal 2007 from $63,218 in fiscal 2006. The slight increase was due primarily to the increase in the number of gallons of gasoline sold, an increase in same-store sales from the prior year, and an increase in the average margin on grocery & other merchandise sales. These increases were partially offset by a decrease in the average margin on prepared food & fountain sales.

Fiscal 2007 discontinued operations resulted in a loss of $1,651 (net of $1,055 income tax benefit) compared with a loss of $1,667 (net of $1,065 income tax benefit) in fiscal 2006. Discontinued stores had total revenues of $23,052 and $29,728 and pretax operating losses of $688 and $1,170 for fiscal 2007 and 2006, respectively. Included were losses on disposal of $2,018 (net of $787 income tax benefit) for the year ended April 30, 2007 and $1,562 (net of $609 income tax benefit) for the year ended April 30, 2006. The losses on disposal for the years ended April 30, 2007 and 2006 included write-downs of stores to net realizable value as well as gains and losses on sales of stores.

COMPANY NET SALES AND GROSS PROFITS

Years ended April 30,	**2008**	2007	2006
Total revenue			
Gasoline	**$ 3,558,108**	$ 2,881,054	$ 2,478,734
Grocery & other merchandise	**942,659**	852,812	767,474
Prepared food & fountain	**301,598**	267,273	228,525
Other	**24,722**	22,871	17,743
	$ 4,827,087	$ 4,024,010	$ 3,492,476
Gross profits (1)			
Gasoline	**$ 168,859**	$ 124,094	$ 125,443
Grocery & other merchandise	**311,863**	278,650	247,024
Prepared food & fountain	**187,947**	165,764	144,036
Other	**17,340**	14,777	9,719
	$ 686,009	$ 583,285	$ 526,222

INDIVIDUAL STORE COMPARISONS (2)

Years ended April 30,	**2008**	2007	2006
Corporate Stores			
Average retail sales	**$ 3,305**	$ 2,763	$ 2,568
Average retail inside sales	**856**	778	742
Average gross profit on inside items	**340**	302	284
Average retail sales of gasoline	**2,449**	1,985	1,826
Average gross profit on gasoline (3)	**115**	84	91
Average operating income (4)	**136**	102	107
Average number of gallons sold	**836**	821	806
Franchise Stores			
Average franchise revenue (5)	**$ 41**	$ 38	$ 36

(1) Gross profits represent total revenue less cost of goods sold. Gross profit is given before charge for depreciation and amortization.

(2) Individual store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(3) Retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be adversely affected by factors beyond our control, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on our earnings.

(4) Average operating income represents retail sales less cost of goods sold, including cost of merchandise, financing costs, and operating expenses attributable to a particular store; it excludes federal and state income taxes, Company's operating expenses not attributable to a particular store, and our payments to the Company's benefit plans.

(5) Average franchise revenue includes a royalty fee equal to 3% of gross receipts derived from store sales of nongasoline items, a royalty fee of $0.018 per gallon on gasoline sales, and sign and façade rental fees.

Critical Accounting Policies

Critical accounting policies are those accounting policies that we believe are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory

Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market. For gasoline, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the FIFO method for warehouse inventories and the retail inventory method (RIM) for store inventories, except for cigarettes, beer, pop, and prepared foods, which are valued at cost. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates that could affect the ending inventory valuation at cost and the resulting gross margins.

Vendor allowances include rebates and other funds received from vendors to promote their products. We often receive such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Rebates are recognized as reductions of inventory costs when purchases are made; reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Long-lived Assets

The Company periodically monitors underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, including goodwill where applicable, an impairment loss is recognized. Impairment is based on the estimated fair value of the asset. Fair value is based on management's estimate of the future cash flows to be generated and the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for us is generally on a store-by-store basis. We recorded impairment charges of $450 in fiscal 2008, $1,475 in fiscal 2007, and $600 in fiscal 2006.

Self-insurance

We are primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The balance of our self-insurance reserves were $14,179, $13,733, and $13,178, for the years ended April 30, 2008, 2007, and 2006, respectively.

Liquidity and Capital Resources

Due to the nature of our business, most sales are for cash; cash from operations is our primary source of liquidity. We finance our inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows us to conduct operations without large amounts of cash and working capital. As of April 30, 2008, the Company's ratio of current assets to current liabilities was 1.21 to 1. The ratio at April 30, 2007 and at April 30, 2006 was 1.03 to 1 and .79 to 1, respectively. We believe our current $50,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of our business.

Net cash provided by continuing operations increased $64,572 (58%) in the year ended April 30, 2008, primarily because of larger net earnings and an increase in accounts payable. Accounts payable increased primarily due to the high cost per gallon of gasoline. Cash used in investing in the year ended April 30, 2008 decreased $64,318 (42.4%) primarily due to the acquisition of a business in the prior fiscal year. Cash flows from financing decreased $112,469, primarily because of the proceeds from long-term debt issued in the prior fiscal year.

Capital expenditures represent the single largest use of Company funds. We believe that by reinvesting in Corporate Stores, we will be better able to respond to competitive challenges and increase operating efficiencies. During fiscal 2008, we expended $89,315 for property and equipment, primarily for the acquisition and remodeling of Corporate Stores compared with $154,433 in the prior year. In fiscal 2009, we anticipate expending approximately $130,000, primarily from existing cash and funds generated by operations, for construction, acquisition, and remodeling of Corporate Stores.

As of April 30, 2008, we had long-term debt of $181,443 consisting of $100,000 in principal amount of 5.72% senior notes, series A and B; $30,000 in principal amount of 7.38% senior notes; $18,000 in principal amount of senior notes, series A through series F, with interest rates ranging from 6.18% to 7.23%; $22,857 in principal amount of 7.89% senior notes, series A; $1,927 of mortgage notes payable; and $8,659 of capital lease obligations.

Interest on the 5.72% senior notes series A and series B is payable on the 30th day of each March and September. Principal of the senior notes series A and series B matures in various installments beginning September 30, 2012. We may prepay the 5.72% senior notes series A and series B in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated September 29, 2006 between the Company and the purchasers of the 5.72% senior notes series A and series B.

Interest on the 7.38% senior notes is payable on the 29th day of each June and December. Principal of the 7.38% senior notes matures in 21 semi-annual installments beginning December 29, 2010 with the remaining principal payable December 29, 2020 at the rate of 7.38% per annum. We may prepay the 7.38% notes in whole or in part at any time in an amount of not less than $1,000 or in integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1995 between the Company and the purchaser of the 7.38% notes.

Interest on the 6.18% to 7.23% senior notes series A through series F is payable on the 23rd day of each April and October. Principal of the 6.18% to 7.23% senior notes series A through series F matures in various installments beginning April 23, 2004. We may prepay the 6.18% to 7.23% senior notes series A through series F in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated April 15, 1999 between the Company and the purchasers of the 6.18% to 7.23% senior notes series A through series F.

Interest on the 7.89% series A senior notes is payable semi-annually on the 15th day of May and November in each year commencing November 15, 2000. The 7.89% senior notes mature May 15, 2010 with prepayments of principal commencing on May 15, 2004 and each May 15 thereafter to and including May 15, 2009. The remaining principal is payable at maturity on May 15, 2010. We may at any time prepay the 7.89% senior notes in whole or in part in an amount not less than $2,000 at a redemption price calculated in accordance with the Note Purchase Agreement dated May 1, 2000 between the Company and the purchasers of the 7.89% senior notes.

To date, we have funded capital expenditures primarily from the proceeds of the sale of common stock, issuance of 6.25% convertible subordinated debentures (converted into shares of common stock in 1994), the previously described senior notes, a mortgage note and through funds generated from operations. Future capital required to finance operations, improvements, and the anticipated growth in the number of Corporate Stores is expected to come from cash generated by operations, the bank line of credit, and additional long-term debt or other securities as circumstances may dictate. We do not expect such capital needs to adversely affect liquidity.

The table below presents our significant contractual obligations, including interest, at April 30, 2008:

Contractual Obligations	Payments due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior notes	$ 267,605	28,215	46,429	35,110	157,851
Mortgage notes	19,463	17,376	1,568	519	-
Capital lease obligations	18,584	1,247	1,542	1,168	14,627
Operating lease obligations	1,143	560	457	93	33
Unrecognized tax benefits	5,655	-	-	-	-
Deferred compensation	10,201	-	-	-	-
Total	$ 322,651	47,398	49,996	36,890	172,511

Included in mortgage notes payable in less than 1 year in the table above is $10,784 relating to the purchase of the Gas 'N Shop stores that may be paid in future years. The seller has an option at any time to make an immediate sale of any or all of the stores or to lease any of the stores to us for a period of five years and an option at any time during that five-year period to require the Company to purchase any leased store and pay the applicable purchase price within forty-five days of notice. The annual lease payments are equal to 6% of the purchase price of the stores leased and are paid monthly during the term of the lease. See Note 2 of Notes to Consolidated Financial Statements for additional information regarding the purchase of Gas 'N Shop.

Unrecognized tax benefits relate to uncertain tax positions recorded under FIN 48, which we adopted on May 1, 2007. As we are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time, the related balances have not been reflected in the "Payments Due by Period" section of the table.

At April 30, 2008, the Company had a total of $5,655 in gross unrecognized tax benefits. Of this amount, $4,339 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. These unrecognized tax benefits relate to the state income tax filing positions and federal tax credits claimed for the Company's corporate subsidiaries. The total amount of accrued interest and penalties for such unrecognized tax benefits was $548 as of April 30, 2008. Interest and penalties related to income taxes are classified as income tax expense in our consolidated financial statements. The federal statute of limitations remains open for the years 2004 and forward. Tax years 2003 and forward are subject to audit by state tax authorities depending on the tax code of each state.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the expiration of the statute of limitations, examinations or other unforeseen circumstances. As of April 30, 2008, the Company did not have any ongoing federal income tax examinations. Two states have examinations in progress. The Company did not have any outstanding litigation related to tax matters. At this time, management does not expect the aggregate amount of unrecognized tax benefits to change significantly within the next 12 months.

Included in long-term liabilities on our consolidated balance sheet at April 30, 2008, was a $10,201 obligation for deferred compensation. As the specific payment dates for the deferred compensation are unknown, the related balances have not been reflected in the "Payments Due by Period" section of the table.

At April 30, 2008, we were partially self-insured for workers' compensation claims in all 9 states of our marketing territory; we also were partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $8,800 were issued and outstanding at April 30, 2008 and 2007, on the insurance company's behalf. We renew the letters of credit on an annual basis.

Forward-looking Statements

This Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. Forward-looking statements represent our expectations or beliefs concerning future events, including (i) any statements regarding future sales and gross profit percentages, (ii) any statements regarding the continuation of historical trends, and (iii) any statements regarding the sufficiency of the Company's cash balances and cash generated from operations and financing activities for the Company's future liquidity and capital resource needs. The words *believe, expect, anticipate, intend, estimate, project* and similar expressions are intended to identify forward-looking statements. We caution you that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including without limitations the factors described in this Form 10-K.

We ask you not to place undue reliance on such forward-looking statements because they speak only of our views as of the statement dates. Although we have attempted to list the important factors that presently affect the Company's business and operating results, we further caution you that other factors may in the future prove to be important in affecting the Company's results of operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

Competition

Our business is highly competitive and marked by ease of entry and constant change in terms of the numbers and type of retailers offering the products and services found in Corporate Stores. Many of the food (including prepared foods) and nonfood items similar or identical to those we sell are generally available from a variety of competitors in the communities served by Corporate Stores, and we compete with other convenience store chains, gasoline stations, supermarkets, drug stores, discount stores, club stores, mass merchants, and fast-food outlets (with respect to the sale of prepared foods). Sales of nongasoline items (particularly prepared food items) have contributed substantially to our gross profit on retail sales in recent years. Gasoline sales are intensely competitive. We compete for gasoline sales with both independent and national brand gasoline stations, other convenience store chains, and several nontraditional gasoline retailers such as supermarkets in specific markets. Some of these other gasoline retailers may have access to more favorable arrangements for gasoline supply than do we or the firms that supply our stores. Some of our competitors have greater financial, marketing, and other resources than we have and therefore may be able to respond better to changes in the economy and new opportunities within the industry.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings, and retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be affected adversely by factors beyond our control, including the supply of gasoline available in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, increases in wholesale gasoline costs generally during a period, and price competition from other gasoline marketers. The market for crude oil and domestic wholesale petroleum products is volatile and is affected by general political conditions and instability in oil producing regions such as the Middle East and South America. The volatility of the wholesale gasoline market makes it extremely difficult to predict the impact of future wholesale cost fluctuation on our operating results and financial conditions. These factors could materially affect gasoline gallon volume, gasoline gross profit, and overall customer traffic levels at Corporate Stores. Any substantial decrease in profit margins on gasoline sales or in the number of gallons sold by Corporate Stores could have a material adverse effect on our earnings.

The Company purchases its gasoline from a variety of independent national and regional petroleum distributors. Although in recent years suppliers have not experienced any difficulties in obtaining sufficient amounts of gasoline to meet our needs, unanticipated national and international events could result in a reduction of gasoline supplies available for distribution. Any substantial curtailment in our gasoline supply would reduce gasoline sales. Further, we believe a significant amount of our business results from the patronage of customers primarily desiring to purchase gasoline; accordingly, reduced gasoline supplies could adversely affect the sale of nongasoline items. Such factors could have a material adverse impact on our earnings and operations.

Tobacco Products

Sales of tobacco products represent a significant portion of our revenues. Significant increases in wholesale cigarette costs and tax increases on tobacco products as well as national and local campaigns to discourage smoking in the United States could have an adverse effect on the demand for cigarettes sold by Corporate Stores. We attempt to pass price increases on to our customers, but competitive pressures in specific markets may prevent us from doing so. These factors could materially affect the retail price of cigarettes, the volume of cigarettes sold by Corporate Stores, and overall customer traffic.

Environmental Compliance Costs

The United States Environmental Protection Agency and several of the states in which we do business have adopted laws and regulations relating to underground storage tanks used for petroleum products. In the past, we have incurred substantial costs to comply with such regulations, and additional substantial costs may be necessary in the future. Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs. Any reimbursements received in respect to such costs typically are subject to statutory provisions requiring repayment of the reimbursed funds for any future noncompliance with upgrade provisions or other applicable laws. Although we regularly accrue expenses for the estimated costs related to future corrective action or remediation efforts, there can be no assurance that the accrued amounts will be sufficient to pay such costs or that we have identified all environmental liabilities at all of our current store locations. In addition, there can be no assurance that we will not incur substantial expenditures in the future for remediation of contamination or related claims that have not been discovered or asserted with respect to existing store locations or locations that we may acquire in the future, that we will not be subject to any claims for reimbursement of funds disbursed to us under the various state programs, and/or that additional regulations or amendments to existing regulations will not require additional expenditures beyond those presently anticipated.

Seasonality of Sales

Company sales generally are strongest during its first two fiscal quarters (May–October) and weakest during the third and fourth fiscal quarters (November–April). In the warmer months, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions (such as flooding, prolonged rain, or snowstorms) in any quarter, however, may adversely reduce sales at affected Corporate Stores and may have an adverse impact on our earnings for that period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. We place our investments with high-quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by limiting default risk, market risk, and reinvestment risk. We mitigate default risk by investing in only high-quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We believe an immediate 100-basis-point move in interest rates affecting our floating and fixed rate financial instruments as of April 30, 2008 would have no material effect on pretax earnings.

In the past, we have used a variety of derivative instruments such as options and futures to hedge against the volatility of gasoline cost and were at risk for possible changes in the market value of these derivative instruments. It was anticipated that such risk would be mitigated by price changes in the underlying hedged items. No derivative instruments were used during fiscal year 2008. See Note 1 to the Consolidated Financial Statements included in this Form 10-K for additional information concerning our prior use of such derivative instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2008 and 2007 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for stock based compensation effective May 1, 2006 and changed its method of quantifying errors effective in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

KPMG LLP

Des Moines, Iowa
June 26, 2008

The Board of Directors and Shareholders
Casey's General Stores, Inc.:

We have audited the internal control over financial reporting of Casey's General Stores, Inc. and subsidiaries (the Company) appearing under Item 9A, as of April 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Casey's General Stores, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2008, and our report dated June 26, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Des Moines, Iowa
June 26, 2008

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

April 30,	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 154,523	$ 107,067
Receivables	16,662	13,432
Inventories	124,503	109,702
Prepaid expenses	9,817	7,685
Income taxes receivable	7,751	2,733
Total current assets	313,256	240,619
Property and equipment, at cost		
Land	249,842	233,887
Buildings and leasehold improvements	523,748	501,470
Machinery and equipment	655,270	620,620
Leasehold interest in property and equipment	15,194	15,452
	1,444,054	1,371,429
Less accumulated depreciation and amortization	595,316	538,121
Net property and equipment	848,738	833,308
Other assets, net of amortization	8,898	8,756
Goodwill	48,308	46,588
Total assets	$ 1,219,200	$ 1,129,271
Liabilities and Shareholders' Equity		
Current liabilities		
Current maturities of long-term debt	$ 34,383	$ 47,566
Accounts payable	163,343	134,375
Accrued expenses		
Property taxes	13,877	13,097
Insurance	18,265	16,391
Other	29,231	22,838
Total current liabilities	259,099	234,267
Long-term debt, net of current maturities	181,443	199,504
Deferred income taxes	105,959	105,724
Deferred compensation	10,201	9,016
Other long-term liabilities	15,026	8,496
Total liabilities	571,728	557,007
Commitments and contingencies		
Shareholders' equity		
Preferred stock, no par value, none issued	-	-
Common stock, no par value, 50,733,162 and 50,592,212 shares issued and outstanding at April 30, 2008 and 2007, respectively	57,690	53,547
Retained earnings	589,782	518,717
Total shareholders' equity	647,472	572,264
Total liabilities and shareholders' equity	$ 1,219,200	$ 1,129,271

See accompanying Notes to Consolidated Financial Statements.

PG 27

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

Years ended April 30,	**2008**	2007	2006
Total revenue	**$ 4,827,087**	$ 4,024,010	$ 3,492,476
Cost of goods sold (exclusive of depreciation, shown separately below)	**4,141,078**	3,440,725	2,966,254
Gross profit	**686,009**	583,285	526,222
Operating expenses	**474,555**	410,459	361,857
Depreciation and amortization	**67,607**	63,895	56,898
Interest, net	**9,792**	11,184	8,896
Earnings from continuing operations before income taxes	**134,055**	97,747	98,571
Federal and state income taxes	**49,051**	34,205	35,353
Net earnings from continuing operations	**85,004**	63,542	63,218
Loss on discontinued operations, net of tax benefit of $72, $1,055 and $1,065	**113**	1,651	1,667
Cumulative effect of accounting change, net of tax benefit of $692	**-**	-	1,083
Net earnings	**$ 84,891**	$ 61,891	$ 60,468
Basic			
Earnings from continuing operations	**$ 1.68**	$ 1.26	$ 1.25
Loss on discontinued operations, net of tax benefit	**-**	.03	.03
Cumulative effect of accounting change	**-**	-	.02
Net earnings per common share	**$ 1.68**	$ 1.23	$ 1.20
Diluted			
Earnings from continuing operations	**$ 1.67**	$ 1.25	$ 1.24
Loss on discontinued operations, net of tax benefit	**-**	.03	.03
Cumulative effect of accounting change	**-**	-	.02
Net earnings per common share	**$ 1.67**	$ 1.22	$ 1.19

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share amounts)

	Common stock	Retained earnings	Total
Balance at April 30, 2005	$ 46,516	$ 422,621	$ 469,137
Net earnings	-	60,468	60,468
Payment of dividends	-	(9,060)	(9,060)
Proceeds from exercise of stock options (178,850 shares)	2,139	-	2,139
Tax benefits related to nonqualified stock options	506	-	506
Balance at April 30, 2006	$ 49,161	$ 474,029	$ 523,190
Net earnings	-	61,891	61,891
Payment of dividends	-	(10,098)	(10,098)
Proceeds from exercise of stock options (223,550 shares)	2,941	-	2,941
Tax benefits related to nonqualified stock options	919	-	919
Stock based compensation	526	-	526
Cumulative effect of adjustments resulting from the adoption of SAB No. 108	-	(7,105)	(7,105)
Balance at April 30, 2007	$ 53,547	$ 518,717	$ 572,264
Net earnings	-	84,891	84,891
Payment of dividends	-	(13,180)	(13,180)
Proceeds from exercise of stock options (156,950 shares)	2,104	-	2,104
Tax benefits related to nonqualified stock options	607	-	607
Stock based compensation	1,432	-	1,432
Remeasurement of income taxes upon adoption of FIN 48	-	(646)	(646)
Balance at April 30, 2008	**$ 57,690**	**$ 589,782**	**$ 647,472**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Years ended April 30,	2008	2007	2006
Cash flows from continuing operations			
Net earnings from continuing operations	**$ 85,004**	$ 63,542	$ 63,218
Adjustments to reconcile net earnings to net cash provided by continuing operations			
Cumulative effect of accounting change	**-**	-	(1,083)
Depreciation and amortization	**67,607**	63,895	56,898
Other amortization	**271**	482	1,871
Stock-based compensation	**1,432**	526	-
Loss on sale of property and equipment	**2,996**	3,076	1,757
Deferred income taxes	**235**	(406)	(2,110)
Changes in operating assets and liabilities, net of acquisitions			
Receivables	**(3,230)**	(2,400)	(2,841)
Inventories	**(14,801)**	(10,437)	(20,863)
Prepaid expenses	**(2,132)**	(696)	(2,384)
Accounts payable	**28,968**	(11,746)	45,481
Accrued expenses	**9,047**	4,681	4,746
Income taxes receivable	**1,146**	1,233	3,386
Other, net	**(639)**	(418)	(267)
Net cash provided by continuing operations	**175,904**	111,332	147,809
Cash flows from investing			
Purchase of property and equipment	**(89,315)**	(87,704)	(99,913)
Payments for acquisition of business	**-**	(66,729)	(4,536)
Proceeds from sales of property and equipment	**1,964**	2,764	3,915
Net cash used in investing activities	**(87,351)**	(151,669)	(100,534)
Cash flows from financing			
Proceeds from long-term debt	**-**	100,000	-
Payments of long-term debt	**(31,364)**	(22,814)	(20,018)
Proceeds from exercise of stock options	**2,104**	2,941	2,139
Payments of cash dividends	**(13,180)**	(10,098)	(9,060)
Net cash (used in) provided by financing activities	**(42,440)**	70,029	(26,939)
Cash flows from discontinued operations			
Operating cash flows	**84**	792	518
Investing cash flows	**1,259**	1,214	5,464
Net cash flows provided by discontinued operations	**1,343**	2,006	5,982
Net increase in cash and cash equivalents	**47,456**	31,698	26,318
Cash and cash equivalents at beginning of year	**107,067**	75,369	49,051
Cash and cash equivalents at end of year	**$ 154,523**	$ 107,067	$ 75,369

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Years ended April 30,	**2008**	2007	2006
Cash paid during the year for			
Interest, net of amount capitalized	**$ 15,354**	$ 12,417	$ 10,657
Income taxes	**47,710**	31,271	32,995
Noncash investing and financing activities			
Property and equipment and goodwill acquired through installment purchases or business acquisitions	**120**	11,744	27,458
Increase in common stock and increase in income taxes receivable due to tax benefits related to nonqualified stock options	**607**	919	506

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations Casey's General Stores, Inc. and its subsidiaries (the Company/Casey's) operate 1,468 convenience stores in 9 Midwest states. At April 30, 2008, the Company owned or leased 1,454 of these stores and 14 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, many with populations of less than 5,000. Retail sales in 2008 were distributed as follows: 74% gasoline, 20% grocery & other merchandise, and 6% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents Cash equivalents consist of money market funds, corporate commercial paper securities, and various tax-exempt instruments. We consider all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

Inventories Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory (excluding cigarettes, beer, pop, and prepared foods, which are stated at cost) is determined by the retail method (RIM). Cost is determined using the first-in, first-out (FIFO) method for gasoline and the last-in, first-out (LIFO) method for merchandise.

Below is a summary of the inventory values at April 30, 2008 and 2007:

April 30,		2008		2007
Gasoline	$	**59,823**	$	46,577
Merchandise		**88,978**		83,237
Merchandise LIFO reserve		**(24,298)**		(20,112)
Total inventory	$	**124,503**	$	109,702

Goodwill SFAS No. 142 *Goodwill and Other Intangible Assets* requires that goodwill and intangible assets with indefinite lives no longer be amortized to earnings but be tested for impairment at least annually. The Company assesses goodwill in the fourth quarter using a market based approach to establish fair value. As of April 30, 2008, there was $48,308 of goodwill, and management's analysis of recoverability completed as of the fiscal year-end yielded no evidence of impairment.

Store closings and asset impairment The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores and begins active marketing of the stores. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts. The results of operations of certain stores are presented as discontinued operations in the accompanying consolidated statements of earnings in accordance with the provisions of SFAS No. 144, *Accounting of the Impairment or Disposal of Long-Lived Assets.* Any such store is presented in discontinued operations beginning in the quarter in which the asset qualifies as held for sale or is disposed of and no further involvement or benefit is expected upon disposal. Operating results of discontinued operations include related write-downs of stores to estimated net realizable value. The Company does not allocate interest expense to discontinued operations. Included in the loss on discontinued operations was a gain on disposal of $89 (net of $35 income tax expense) for the year ended April 30, 2008. Losses on disposal of $2,018 (net of $787 income tax benefit) were recorded for the year ended April 30, 2007; losses on disposal of $1,562 (net of $609 income tax benefit) were recorded for the year ended April 30, 2006. Assets held for sale at April 30, 2008 and 2007 were $1,650 and $2,900, respectively, and are included in net property & equipment.

The Company monitors underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, including goodwill where applicable, an impairment loss is recognized. Impairment is based on the estimated fair value of the asset. Fair value is based on management's estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred impairment charges of $450 in fiscal 2008, $1,475 in fiscal 2007, and $600 in fiscal 2006. Impairment charges are a component of operating expenses.

Depreciation and amortization Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

Excise taxes Excise taxes approximating $414,000, $423,000, and $377,000 collected from customers on retail gasoline sales are included in net sales for fiscal 2008, 2007, and 2006, respectively.

Income taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition The Company recognizes retail sales of gasoline, grocery & other merchandise, prepared food & fountain, and commissions on lottery, prepaid phone cards, and video rentals at the time of the sale to the customer. Wholesale sales to franchisees are recognized at the time of delivery to the franchise location. Franchise fees, license fees to franchisees, and rent for franchise façades are recognized monthly when billed to the franchisees. Other maintenance services and transportation charges are recognized at the time the service is provided.

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Vendor rebates in the form of rack display allowances are treated as a reduction in cost of sales and are recognized incrementally over the period covered by the applicable rebate agreement. Vendor rebates in the form of billbacks are treated as a reduction in cost of sales and are recognized at the time the product is sold. Reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Discontinued operations Sales from discontinued operations were $16,172, $23,052, and $29,728 for the years ended April 30, 2008, 2007,and 2006, respectively. Losses from discontinued operations were $185 for the year ended April 30, 2008, including a $89 pretax gain on disposal. Losses from discontinued operations were $2,706 and $2,732 for the years ended April 30, 2007 and 2006, respectively. Losses from discontinued operations were net of tax benefits of $72, $1,055, and $1,065, for the years ended April 30, 2008, 2007, and 2006, respectively.

The Company's consolidated balance sheet as of April 30, 2008 included $1,650 in net property and equipment classified as assets held for sale; there were no related liabilities pertaining to discontinued operations. The Company's consolidated balance sheet as of April 30, 2007 included $2,900 in net property and equipment and no related liabilities pertaining to discontinued operations.

Earnings per common share Basic earnings per share have been computed by dividing net income by the weighted average outstanding common shares during each of the years. Calculation of diluted earnings per share treats stock options outstanding as potential common shares to the extent they are dilutive.

Environmental remediation liabilities The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, *Environmental Remediation Liabilities*. SOP 96-1 requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, *Accounting for Contingencies*, are met.

Derivative instruments The Company occasionally has used a variety of derivative instruments such as options and futures to hedge against the volatility of gasoline cost, under which the Company was at risk for possible changes in the market value for these derivative instruments. There were no options or futures contracts during the years ended April 30, 2008, 2007, or 2006.

Stock-based compensation Effective May 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) (SFAS 123R), *Share Based Payment* using the "modified prospective" transition method. SFAS 123R requires the measurement of the cost of employee services received in exchange for an award of equity instruments based upon the fair value of the award on the grant date. The cost of the award is recognized in the income statement over the vesting period of the award. Under the "modified prospective" transition method, awards that are granted, modified or settled beginning at the date of adoption are measured and accounted for in accordance with SFAS 123R. In addition, expense must be recognized in the income statement for unvested awards that were granted prior to the date of adoption. The expense will be based on the fair value determined at the grant date. The impact of net earnings as a result of the adoption of SFAS 123R was $1,432 in fiscal 2008 and $526 in fiscal 2007.

Prior to May 1, 2006, the Company applied APB Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its incentive stock option plan; accordingly, the financial statements recognized no compensation cost for stock options issued at fair market value on the date of grant. The Company had elected the pro forma disclosure option of SFAS No. 123, *Accounting for Stock-Based Compensation.* Pro forma net earnings and pro forma net earnings per common share have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans prior to May 1, 2006. Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts shown in the following table:

Year ended April 30,	2006
Net income as reported	$ 60,468
Deducted amount	
Total stock-based employee compensation expense determined by fair-value method for awards, net of related tax effects	458
Pro forma net income	$ 60,010
Basic earnings per common share	
As reported	$ 1.20
Pro forma	$ 1.19
Diluted earnings per common share	
As reported	$ 1.19
Pro forma	$ 1.19

The weighted average fair value of the stock options granted during 2006 was $6.06 on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2006—expected dividend yield of 0.87%, risk-free interest rate of 4.04%, estimated volatility of 24%, and an expected life of 6.2 years.

Recent Accounting Pronouncements In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the application of FASB Statement No. 109 by providing guidance on the recognition and measurement of an enterprise's tax positions taken in a tax return. FIN 48 additionally clarifies how an enterprise should account for a tax position depending on whether the position is 'more likely than not' to pass a tax examination. The interpretation provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 in the first quarter of fiscal 2008 and reduced retained earnings by $646 due to the adoption of this interpretation.

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB No. 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB No. 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The Company adopted SAB No. 108 in the fourth quarter of fiscal 2007.

The transition provisions of SAB No. 108 permit adjustment for the cumulative effect on retained earnings of errors previously determined to be immaterial but, pursuant to the guidance in the SAB, would be considered material under the dual method. SAB No. 108 also requires that adjustment of any prior quarterly financial statements within the fiscal year of adoption be made for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

Two techniques were identified as being used by companies to accumulate and quantify misstatements—the rollover approach and the iron curtain approach. The rollover approach, which is the approach Casey's previously used, quantifies a misstatement on the basis of the amount of the error originating in the current-year income statement. Accordingly, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years. The iron curtain approach quantifies a misstatement on the basis of the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the misstatement's year(s) of origination. The primary weakness of the iron curtain approach is that it does not consider the correction of prior-year misstatements in the current year to be errors.

Using the rollover approach resulted in an accumulation of misstatements to Casey's balance sheets that were deemed immaterial to the financial statements because the amounts that originated in each year were quantitatively and qualitatively immaterial. The Company has elected, as allowed under SAB No. 108, to reflect the effect of initially applying this guidance by adjusting the carrying amount of the impacted assets and liabilities as of the beginning of fiscal 2007 and recording an offsetting adjustment to the opening balance of retained earnings in fiscal 2007. Casey's recorded a cumulative adjustment to decrease retained earnings by $7,105 for the adoption of SAB No. 108. The Company evaluated the impact of these adjustments on previous periods presented in its consolidated financial statements, individually and in the aggregate, under the rollover method and concluded that they were immaterial to those periods' consolidated financial statements.

The following table presents a description of the individual adjustments included in the cumulative adjustment to retained earnings. These adjustments were identified by management in the normal course of performing internal control activities:

	Amount	Years Affected
Deferred tax liability	$ 6,201	1980-2004
Net property and equipment	904	2002-2004
	$ 7,105	

The deferred tax liability was understated primarily due to book vs. tax differences in depreciation and the recording of leases that were capitalized for book purposes and treated as operating for tax purposes.

The property and equipment was overstated primarily due to the treatment of store replacements. Prior to May 1, 2004, the fixed assets of the stores that were replaced were left on the fixed asset schedule and continued to be depreciated over their original lives. Beginning in fiscal 2005, the entire remaining book value of the fixed assets was recorded as depreciation expense at the time a store was replaced.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, thereby requiring an entity to develop its own assumptions. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect SFAS No. 157 to have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect SFAS No. 159 to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations*. SFAS No. 141R, *Business Combinations* replaces SFAS No. 141 and establishes requirements for recognition and measurement of identifiable assets acquired, liabilities assumed, noncontrolling interest of the acquiree, goodwill acquired, and gain from bargain purchase. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after December 15, 2008. The Company will adopt SFAS No. 141R on May 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51*. SFAS No. 160 was issued to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interest in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. The Company does not expect SFAS No. 160 to have a material impact on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. SFAS No. 161 amends and expands disclosure requirements for derivative instruments to provide users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is to be applied prospectively for the first reporting period beginning on or after November 15, 2008. The Company will adopt SFAS No. 161 on February 1, 2009.

Reclassifications Certain amounts in the prior years' financial statements have been reclassified to conform to the current-year presentation. The sales and cost of goods sold were reduced by $8,475 in fiscal 2006 for prepaid phone card and video rental commissions that were previously recorded as gross rather than as net commissions.

2. BUSINESS ACQUISITIONS

On October 3 and October 4, 2006, the Company acquired the assets comprising the HandiMart convenience store chain that was owned by Nordstrom Oil Company and headquartered in Cedar Rapids, Iowa. The Company did not issue any stock for the transaction or acquire any stock of the selling company. The trade name HandiMart is included in the assets purchased. The chain acquired consisted of 32 HandiMart convenience stores and 1 truck stop operated under the name Just Diesel. The convenience stores all have been converted to the Company's system of operation and Casey's identifying signage has been incorporated into each of them. These stores were acquired to increase Casey's market presence within eastern Iowa.

The HandiMart stores were valued using a discounted cash flow model that was done on a location by location basis. The model projects future cash flows and calculates a return on investment after capital expenditures and the purchase price is determined using a targeted rate of return. The Company also engaged several third-party valuation experts to assist in assessing the fair market values of the tangible and intangible assets.

The acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill.

Allocation of the purchase price of $66,729 was as follows:

Assets acquired		
Inventories	$	3,010
Prepaid expenses		132
Land		11,400
Building		12,250
Equipment		9,806
Leasehold improvements		1,250
Total assets		37,848
Liabilities assumed		
Accrued expenses		(338)
Total liabilities		(338)
Net tangible assets acquired, net of cash		37,510
Goodwill		29,149
Other intangible assets		70
Total consideration paid, net of cash acquired	$	66,729

As of April 30, 2008, the entire purchase price of $66,729 has been paid in full. The Company also assumed leases of the real estate comprising 11 of the stores. The leases vary in the amount of rent to be paid, the length of the term, and the options available to the Company. The Company has capitalized 5 of these leases with an aggregate present value of $8,383 that is included in leasehold interest in property and equipment and long-term debt. One of the leased stores has been purchased and the remaining 5 leases are being treated as operating leases.

The results of operations of the HandiMart stores from the dates of acquisition through April 30, 2008 and 2007 are included in the statement of earnings and statement of cash flows.

The following unaudited pro forma information presents a summary of the Company's consolidated results of operations, including the HandiMart convenience store chain acquired in October of 2006, as if the transaction occurred at the beginning of the fiscal years (amounts in thousands, except per share data):

Years ended April 30,		2008	2007	2006
Total revenues	$	**4,827,087**	4,111,366	3,676,090
Earnings from continuing operations before loss on discontinued operations and cumulative effect of accounting change	$	**85,004**	64,413	65,433
Net earnings	$	**84,891**	62,762	62,683
Earnings per share				
Basic	$	**1.68**	1.24	1.25
Diluted	$	**1.67**	1.24	1.24

Commencing January 5, 2006, the Company purchased 51 Gas 'N Shop (GNS) convenience stores from a single-owner, 66-store chain headquartered in Lincoln, NE. The stores were purchased to increase substantially the Company's presence in Nebraska. The Company issued no Casey's stock nor did it acquire any GNS stock as part of the transaction. The trade name Gas 'N Shop was also acquired, but the stores not purchased in the transaction were allowed to operate under that name for two years or until their sale to another third party, whichever occurred sooner. The Company began rebranding the GNS stores to Casey's General Stores immediately upon acquisition.

The GNS stores were valued using a discounted cash flow model that was applied on a location by location basis. The model projects future cash flows and calculates a return on investment after capital expenditures for rebranding to Casey's. The purchase price was determined using a targeted rate of return.

The acquisition was recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill. The purchase price of $29,194 was allocated as follows:

Land	$	4,575
Buildings		13,444
Equipment		2,400
Other assets		101
Goodwill		8,674

As of April 30, 2008, principal payments of $18,410 had been paid and the remaining $10,784 had been recorded in current maturities of long-term debt. The Asset Purchase Agreement allows the seller to make an immediate sale of any or all of the stores or to lease any of the stores to the Company for a period of five years and grants to the seller an option at any time during that five-year period to require the Company to purchase any leased store and pay the applicable purchase price within forty-five days of notice. As of April 30, 2008, 33 stores had been purchased under the agreement and 18 were still being leased. The annual lease payments are equal to 6% of the purchase price of the stores leased and are paid monthly during the term of the lease. Lease payments of $1,147, $1,309 and $345 were paid during the years ended April 30, 2008, 2007, and 2006 respectively, and were recorded as interest expense. Any remaining principal balance must be paid by January 2011.

The results of operations of the GNS stores from the date of acquisition through April 30, 2008 and 2007 are included in the statement of earnings and statement of cash flows. Disclosure of pro forma financial statements was considered insignificant for the periods presented.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT

A summary of the fair value of the Company's financial instruments follows.

Cash and cash equivalents, receivables, and accounts payable The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Long-term debt The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $195,000 and $216,000, respectively, at April 30, 2008 and 2007.

Interest expense is net of interest income of $5,125, $1,321, and $1,308 for the years ended April 30, 2008, 2007, and 2006, respectively. Interest expense in the amount of $182, $284, and $398 was capitalized during the years ended April 30, 2008, 2007, and 2006, respectively.

The next table delineates the Company's long-term debt at carrying value.

As of April 30,		2008	2007
Capitalized lease obligations discounted at 4.75% to 6% due in various monthly installments through 2048 (Note 7)	$	**9,393**	10,109
Mortgage notes payable due in various installments through 2012 with interest at 6% to 7%		**19,147**	33,247
7.38% senior notes due in 21 semi-annual installments beginning in December 2010		**30,000**	30,000
Senior notes due in various installments from 2004 through 2019 with interest at 6.18% to 7.23%		**23,000**	28,000
7.89% senior notes due in 7 annual installments beginning in May 2004		**34,286**	45,714
5.72% senior notes due in 14 installments beginning September 30, 2012 and ending March 30, 2020		**100,000**	100,000
		215,826	247,070
Less current maturities		**34,383**	47,566
	$	**181,443**	199,504

Various debt agreements contain certain operating and financial covenants. At April 30, 2008, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2008 and thereafter:

Years ended April 30,		
2009	$	34,383
2010		13,595
2011		14,707
2012		4,528
2013		14,036
Thereafter		134,577
	$	215,826

Included in current maturities for fiscal 2009 in the preceding tables is $10,784 relating to the purchase of the Gas 'N Shop chain, which may be paid in future years. The seller has an option at any time to make an immediate sale of any or all of the stores or to lease any of the stores to the Company for a period of five years from the original acquisition date. The seller also has an option at any time during that five-year period to require the Company to purchase any leased store and pay the applicable purchase price within forty-five days of notice. The annual lease payments are equal to 6% of the purchase price of the stores leased and are paid monthly during the term of the lease. See Note 2 for additional information regarding the purchase of Gas 'N Shop.

4. PREFERRED AND COMMON STOCK

Preferred stock The Company has 1,000,000 authorized shares of preferred stock, none of which has been issued.

Common stock The Company currently has 120,000,000 authorized shares of common stock. Dividends paid totaled $0.26, $0.20, and $0.18 per share for the years ended April 30, 2008, 2007, and 2006, respectively.

Common share purchase rights On June 14, 1989, the Board of Directors adopted the shareholder Rights Plan, providing for the distribution of one common share purchase right for each share of common stock outstanding. The rights generally become exercisable ten days following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights will expire on the earlier of June 14, 2009 or redemption by the Company. Certain terms of the rights are subject to adjustment to prevent dilution. Further description and terms of the rights are set forth in the amended Rights Agreement between the Company and Computershare Trust Company, N.A., which serves as Rights Agent.

Stock option plans Under the Company's stock option plans, options may be granted to non-employee directors, certain officers, and key employees to purchase an aggregate of 4,560,000 shares of common stock. Options for 366,664 shares were available for grant at April 30, 2008, and options for 783,550 shares (which expire between 2009 and 2017) were outstanding. Any additional option share requirements in the future will require approval by the shareholders of the Company. Additional information is provided in the Company's 2008 proxy statement.

On June 6, 2003, stock options totaling 307,000 shares were granted to certain officers and key employees. These awards were granted at no cost to the employee. These awards vested on June 6, 2006; subsequent to adoption of FAS 123R, compensation expense was recognized ratably over the vesting period.

On July 5, 2005, stock options totaling 234,000 shares were granted to certain officers and key employees. These awards were also granted at no cost to the employee. These awards will vest on July 5, 2010, and compensation expense is currently being recognized ratably over the vesting period.

On June 25, 2007, stock options totaling 246,000 shares were granted to certain officers and key employees. These awards were also granted at no cost to the employee. These awards will vest on June 25, 2010, and compensation expense is currently being recognized ratably over the vesting period.

The 2000 Stock Option Plan grants employees options with an exercise price equal to the fair market value of the Company's stock on the date of grant and expire ten years after the date of grant. Vesting is generally over a three-to-five-year service period. The nonemployee Directors' Stock Option Plan grants directors options with an exercise price equal to the average of the last reported sale prices of shares of common stock on the last trading day of each of the twelve months preceding the award of the option. The term of such options is ten years from the date of grant, and each option is exercisable immediately upon grant. The aggregate number of shares of common stock that may be granted pursuant to the Director Stock Plan may not exceed 200,000 shares, subject to adjustment to reflect any future stock dividends, stock splits, or other relevant capitalization changes. On May 1, 2007, stock options totaling 14,000 shares were granted to the members of the Board of Directors.

The following table shows the stock option activity during the periods indicated:

	Number of shares	Weighted average exercise price
Balance at April 30, 2005	908,400	$ 13.20
Granted	248,000	20.51
Exercised	(178,850)	11.96
Forfeited	(16,500)	14.46
Balance at April 30, 2006	961,050	$ 15.29
Granted	14,000	22.36
Exercised	(223,550)	13.16
Forfeited	(22,000)	14.80
Balance at April 30, 2007	729,500	$ 16.10
Granted	260,000	26.77
Exercised	(156,950)	13.40
Forfeited	(49,000)	23.16
Balance at April 30, 2008	**783,550**	**$ 19.74**

At April 30, 2008, all outstanding options had an aggregate intrinsic value of $2,980 and a weighted average remaining contractual life of 6.3 years. The vested options totaled 351,550 shares with a weighted average exercise price of $14.60 per share and a weighted average remaining contractual life of 4.1 years. The aggregate intrinsic value for the vested options as of April 30, 2008 was $2,679. The aggregate intrinsic value for the total of all options exercised during the year ended April 30, 2008 was $1,370, and the total fair value of shares vested during the year ended April 30, 2008 was $163.

The fair value of the 2008 stock options granted was estimated utilizing the Black Scholes valuation model. The grant date fair value for the May 1, 2007 and June 25, 2007 options were $11.65 and $10.09, respectively. The significant assumptions follow:

	May 1, 2007	June 25, 2007
Risk-free interest rate	4.84%	4.65%
Expected option life	8.94 years	6.18 years
Expected volatility	37%	34%
Expected dividend yield	1.35%	1.15%

The option term of each award granted was based upon historical experience of employees' exercise behavior. Expected volatility was based upon historical volatility levels and future expected volatility of common stock. Expected dividend yield was based on expected dividend rate. Risk-free interest rate reflects the yield of a zero coupon U.S. Treasury over the expected option life.

Total compensation costs recorded for the year ended April 30, 2008 and 2007 were $1,432 and $526 for the stock option awards. No compensation costs related to stock options had been recorded for the year ended April 30, 2006. As of April 30, 2008, there was $2,111 of total unrecognized compensation costs related to the 2000 Stock Option Plan for stock options that are expected to be recognized ratably through 2011.

At April 30, 2008, the range of exercise prices was $11.20–26.92 and the weighted average remaining contractual life of outstanding options was 6.3 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2008 were as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 11.20 – 13.07	78,500	$ 11.80	3.1
14.10 – 17.64	247,050	14.57	3.9
20.68 – 26.92	458,000	23.89	8.2
	783,550		

5. EARNINGS PER COMMON SHARE

Computations for basic and diluted earnings per common share are presented below:

Years ended April 30,	2008	2007	2006
Basic			
Earnings from continuing operations	**$ 85,004**	$ 63,542	$ 63,218
Loss on discontinued operations	**113**	1,651	1,667
Cumulative effect of accounting change	**-**	-	1,083
Net earnings	**$ 84,891**	$ 61,891	$ 60,468
Weighted average shares outstanding—basic	**50,681,011**	50,467,739	50,309,929
Earnings per common share from continuing operations	**$ 1.68**	$ 1.26	$ 1.25
Loss per common share on discontinued operations	**-**	.03	.03
Cumulative effect of accounting change	**-**	-	.02
Basic earnings per common share	**$ 1.68**	$ 1.23	$ 1.20
Diluted			
Earnings from continuing operations	**$ 85,004**	$ 63,542	$ 63,218
Loss on discontinued operations	**113**	1,651	1,667
Cumulative effect of accounting change	**-**	-	1,083
Net earnings	**$ 84,891**	$ 61,891	$ 60,468
Weighted-average shares outstanding—basic	**50,681,011**	50,467,739	50,309,929
Plus effect of stock options	**177,746**	200,159	300,335
Weighted-average shares outstanding—diluted	**50,858,757**	50,667,898	50,610,264
Earnings per common share from continuing operations	**$ 1.67**	$ 1.25	$ 1.24
Loss per common share on discontinued operations	**-**	.03	.03
Cumulative effect of accounting change	**-**	-	.02
Diluted earnings per common share	**$ 1.67**	$ 1.22	$ 1.19

6. INCOME TAXES

Income tax expense attributable to earnings from continuing operations consisted of the following components:

Years ended April 30,	2008	2007	2006
Current tax expense			
Federal	$ 43,518	$ 31,917	$ 35,649
State	6,708	2,788	3,641
	50,226	34,705	39,290
Deferred tax expense	(1,175)	(500)	(3,937)
Total income tax provision	$ 49,051	$ 34,205	$ 35,353

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

As of April 30,	2008	2007	2006
Deferred tax assets			
Accrued liabilities	$ 8,398	$ 7,414	$ 6,373
Deferred compensation	4,180	3,589	3,073
Other	2,420	982	1,523
Total gross deferred tax assets	14,998	11,985	10,969
Valuation allowance	-	(186)	(184)
Net deferred tax assets	14,998	11,799	10,785
Deferred tax liabilities			
Excess of tax over book depreciation	(110,452)	(109,146)	(103,094)
Other	(2,107)	(1,749)	(1,484)
Total gross deferred tax liabilities	(112,559)	(110,895)	(104,578)
Net deferred tax liability	$ (97,561)	$ (99,096)	$ (93,793)

The deferred tax assets of $8,398 and $6,628 relating to accrued liabilities are current assets and were included with prepaid expenses as of April 30, 2008 and April 30, 2007, respectively. At April 30, 2008, the Company had net operating loss carryforwards for state income tax purposes of approximately $13,450, which are available to offset future taxable income. These net operating losses expire during the years 2015 through 2018.

The valuation allowance for deferred tax assets as of April 30, 2008 and 2007 was $0 and $186, respectively. The net change in the valuation allowance for the years ended April 30, 2008 and 2007 was a decrease of $186 and an increase of $2, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making this assessment. A valuation allowance has been established for a portion of the amount of net operating loss carryovers—state taxes as of April 30, 2006 due to the uncertainty of future recoverability. As time passes, management will be better able to assess the amount of tax benefit it will realize from using the carryforwards.

Total reported tax expense applicable to the Company's continuing operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

Years ended April 30,	**2008**	2007	2006
Income taxes at the statutory rates	**35.0%**	35.0%	35.0%
Federal tax credits	**(1.1)**	(0.8)	(0.7)
State income taxes, net of federal tax benefit	**2.5**	1.5	1.4
Other	**0.2**	(0.7)	0.2
	36.6%	35.0%	35.9%

The income tax benefit from discontinued operations was $72, $1,055, and $1,065 for the years ended April 30, 2008, 2007, and 2006, respectively. The income tax benefit from the cumulative effect of accounting change was $692 for the year ended April 30, 2006.

In July 2006, the FASB issued FIN 48. The Company adopted the provisions of FIN 48, effective May 1, 2007. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company recognized additional tax liabilities of $646 with a corresponding reduction to beginning retained earnings as of May 1, 2007 as a result of the adoption of FIN 48. The total amount of gross unrecognized tax benefits was $4,037 as of May 1, 2007, the date of adoption. At April 30, 2008, the Company had a total of $5,655 in gross unrecognized tax benefits. Of this amount, $4,339 million represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. These unrecognized tax benefits relate to risks associated with state income tax filing positions and federal tax credits claimed for the Company's corporate subsidiaries. The Company does not expect the aggregate amount of unrecognized tax benefits to change significantly within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2007	$	4,037
Additions based on tax positions related to current year		1,618
Additions for tax positions of prior years		-
Reductions for tax positions of prior years		-
Reductions due to lapse of applicable statue of limitations		-
Settlements		-
Balance at April 30, 2008	$	5,655

The total amount of accrued interest and penalties for such unrecognized tax benefits was $130 as of May 1, 2007, the date of adoption, and was $548 at April 30, 2008 and is included in income taxes payable. Interest and penalties related to unrecognized tax benefits are classified as income tax expense in our consolidated statements of income and was $418 for the year ended April 30, 2008. The Company does not expect the aggregate amount of unrecognized tax benefits to change significantly within the next 12 months. The federal statue of limitations remains open for the years 2004 and forward. Tax years 2003 and forward are subject to audit by state tax authorities depending on the tax code of each state.

7. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from five to twenty years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

Asset balances at April 30,		2008		2007
Real estate	$	11,716	$	9,949
Equipment		3,478		5,503
		15,194		15,452
Less accumulated amortization		7,132		7,114
	$	8,062	$	8,338

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 2008:

Years ended April 30,		Capital leases		Operating leases
2009	$	1,247	$	560
2010		896		334
2011		646		123
2012		567		52
2013		601		41
Thereafter		14,627		33
Total minimum lease payments		18,584	$	1,143
Less amount representing interest		9,191		
Present value of net minimum lease payments	$	9,393		

The total rent expense under operating leases was $688 in 2008, $634 in 2007, and $564 in 2006.

8. BENEFIT PLANS

401(k) plan Effective April 30, 2003, the Company merged its former employee stock ownership plan with its defined contribution 401(k) plan (Plan). The Plan covers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions. Expense for the Plan was approximately $2,682, $2,456, and $2,258 for the years ended April 30, 2008, 2007, and 2006, respectively.

On April 30, 2008, the Company had 7,480 full-time employees and 10,503 part-time employees, and 3,603 were active participants in the Plan. As of that same date, 1,717,621 shares of common stock were held by the trustee of the Plan in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per common share.

Supplemental executive retirement plan The Company has a nonqualified supplemental executive retirement plan (SERP) for 2 of its executive officers, 1 of whom retired April 30, 2003 and the other on April 30, 2008. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within twenty years of retirement, the benefits become payable to the officer's spouse until the spouse's death or twenty years from the date of the officer's retirement, whichever comes first. The Company has accrued the deferred compensation over the term of employment. The amount expensed in fiscal 2008, 2007, and 2006 was $573, $763, and $289, respectively.

9. COMMITMENTS

The Company has entered into an employment agreement with its chief executive officer. The agreement provides that the officer will receive aggregate base compensation of $600 per year exclusive of bonuses. The agreement also provides for certain payments in the case of death or disability of the officer. The Company also has entered into employment agreements with 10 other key employees, providing for certain payments in the event of termination following a change of control of the Company.

10. CONTINGENCIES

Environmental compliance The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had an accrued liability at April 30, 2008 and 2007 of approximately $259 and $336, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters As we have previously reported, the Company is the defendant in a purported class action suit filed March 13, 2003 in Circuit Court for the Third Judicial Circuit, Madison County, Illinois by a former store manager, individually and on behalf of persons similarly situated. The suit is filed under Illinois law on behalf of all persons employed by the Company or one of its affiliates who at any time from February 1993 through the time of final judgment were not paid overtime compensation for hours worked in excess of 40 per week. The plaintiff seeks relief for herself and class members under the Illinois Minimum Wage Law, the Illinois Wage Payment and Collection Act, and similar laws of other states. The Company answered the complaint and filed a motion to dismiss on grounds that, among other things, the Company's store managers are exempt from overtime laws as executive employees, or the equivalent, under applicable federal and state laws. Proceedings in the action were stayed pending a ruling on the motion to dismiss. The court issued its ruling on April 29, 2008, denying the motion to dismiss the plaintiff's individual claims based on alleged violations of Illinois law, but granting the motion to dismiss as to the class claims based on alleged violations of other states' overtime laws. The plaintiff was granted leave to refile the class action claim, provided the purported class could be clearly identified and provided the plaintiff could demonstrate that she can adequately and fairly represent the interests of the class members. The Court called into question the plaintiff's ability to represent class members residing outside Illinois in light of an August 2005 decision by the Supreme Court of Illinois in an unrelated case. The plaintiff on June 13, 2008 filed an amended complaint in which the class action claim is limited to persons employed as managers of Casey's stores within the state of Illinois. The Company will file an answer denying plaintiff's claims and asserting the same defenses previously raised. The Company intends to vigorously contest the matters complained of and resist class certification.

The Company also is named as a defendant in five lawsuits ("hot fuel" cases) brought in the federal courts in Kansas and Missouri against a variety of gasoline retailers. The complaints generally allege that the Company, along with numerous other retailers, has misrepresented gasoline volumes dispensed at its pumps by failing to compensate for expansion that occurs when fuel is sold at temperatures above 60°F. Fuel is measured at 60°F in wholesale purchase transactions and computation of motor fuel taxes in Kansas and Missouri. The complaints all seek certification as class actions on behalf of gasoline consumers within those two states, and one of the complaints also seeks certification for a class consisting of gasoline consumers in all states. The actions generally seek recovery for alleged violations of state consumer protection or unfair merchandising practices statutes, negligent and fraudulent misrepresentation, unjust enrichment, civil conspiracy, and violation of the duty of good faith and fair dealing; several seek injunctive relief and punitive damages.

These actions are part of a number of similar lawsuits that have been filed since November 2006 in 28 jurisdictions, including 26 states, Guam, and the District of Columbia, against a wide range of defendants that produce, refine, distribute, and/or market gasoline products in the United States. On June 18, 2007, the Federal Judicial Panel on Multidistrict Litigation ordered that all of the pending hot fuel cases (officially, the "Motor Fuel Temperature Sales Practices Litigation") be transferred to the U.S. District Court for the District of Kansas in Kansas City, Kansas for coordinated or consolidated pretrial proceedings, including rulings on discovery matters, various pretrial motions, and class certification. Discovery efforts by both sides are being pursued. Management does not believe the Company is liable to the defendants for the conduct complained of and intends to contest the matters vigorously.

The Company also is the defendant in an action now pending in the United States District Court for the Southern District of Iowa, brought by two former employees claiming that Casey's failed to properly pay overtime compensation to its assistant managers. Specifically, plaintiffs claim that the assistant managers were treated as nonexempt employees entitled to overtime pay, but that the Company did not properly record all hours worked and failed to pay the assistant managers overtime pay for all hours worked in excess of 40 per week. The action purports to be a collective action under the Fair Labor Standards Act (FLSA) brought on behalf of all "persons who are currently or were employed during the three-year period immediately preceding the filing of [the] complaint as 'Assistant Managers' at any Casey's General Store operated by [the] Defendant (directly or through one of its wholly owned subsidiaries), who worked overtime during any given week within that period, and who have not filed a complaint to recover overtime wages." The complaint seeks relief in the form of back wages owed all members of the class during the three-year period preceding the filing of the complaint, liquidated damages, attorneys fees, and costs.

On October 31, 2007, the Court conditionally certified the collective action as to "any employees who are or have been employed by Casey's as an assistant manager at any time since November 1, 2004, and who have unresolved claims for unpaid overtime," and authorized the mailing of notice of the action to all such persons. Notice recipients who elected to participate in the lawsuit were required to file a form opting in to the lawsuit. The opt-in period has now closed, with approximately 600 persons filing an opt-in form. The Company will be allowed to move to decertify the collective action after discovery is conducted.

On November 20, 2007, the plaintiffs filed a motion to amend their complaint to include class claims alleging violations of the state laws of eight states where the Company operates, based on the same general factual allegations underlying the FLSA claim. The court allowed the amended complaint to be filed, with modifications. Management has denied the plaintiffs' allegations and intends to contest the matter vigorously. Discovery activities are now in progress.

On January 10, 2008, seven current and former store employees filed a companion case to the action brought by assistant managers discussed above. It was filed by the same attorneys representing the assistant managers and is also pending in the U.S. District Court for the Southern District of Iowa in Des Moines. This action also is filed as a collective action pursuant to the FLSA and also alleges class claims based on "the independent statutory state wage and hours laws of Iowa, Illinois, Indiana, Kansas, Missouri, Nebraska, and South Dakota." The action purports to be brought on behalf of a class consisting of essentially all Casey's non-management-level store employees employed "during the three-year period immediately preceding the filing of [the] complaint at any Casey's General Store, whether operated directly by Defendant or through one of its wholly owned subsidiaries." The complaint alleges that the subject employees were denied overtime pay for hours worked in excess of 40 hours per week, as well as mandatory meal and rest breaks, and that the Company failed to accurately record actual hours worked and willfully encouraged the employees to work "off-the-clock". The complaint seeks damages, including alleged unpaid back wages, liquidated damages, pre- and post- judgment interest, court costs, and attorneys fees as well as equitable relief pursuant to various state laws. Management has denied the plaintiffs' allegations and intends to contest the matter vigorously.

From time to time we are involved in other legal and administrative proceedings or investigations arising from the conduct of our business operations, including contractual disputes; environmental contamination or remediation issues; employment or personnel matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for compensatory or exemplary damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect on our consolidated financial position and results of operation.

Other At April 30, 2008, the Company was partially self-insured for workers' compensation claims in all 9 states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $8,800 were issued and outstanding at April 30, 2008 and 2007, on the insurance company's behalf. The Company also has investments of approximately $220 in escrow as required by one state for partial self-insurance of workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2008 and 2007, the Company had $14,179 and $13,733, respectively, in accrued expenses for estimated claims relating to self-insurance.

11. SUBSEQUENT EVENT

As a result of significant flooding in the upper Midwest in June 2008, five of the Company's stores sustained extensive damage. Several stores closed temporarily as a precautionary measure or because of limited access or power outages and have subsequently reopened. Cleanup operations are underway at the damaged stores. The extent of the damage is currently being evaluated, and repair options are being studied. The Company does not expect the losses or repair costs associated with the floods to have a material impact on its results of operations or financial position.

12. QUARTERLY FINANCIAL DATA (Dollars in thousands) (Unaudited)

Year ended April 30, 2008	Q1	Q2	Q3	Q4	Year Total
Total revenue					
Gasoline	$ 938,019	854,034	859,751	906,304	3,558,108
Grocery & other merchandise	259,788	250,153	214,741	217,977	942,659
Prepared food & fountain	75,442	79,142	73,395	73,619	301,598
Other	6,093	6,009	6,218	6,402	24,722
	$ 1,279,342	1,189,338	1,154,105	1,204,302	4,827,087
Gross profit*					
Gasoline	$ 49,477	42,562	40,165	36,655	168,859
Grocery & other merchandise	88,297	82,731	68,520	72,315	311,863
Prepared food & fountain	46,538	49,884	46,673	44,852	187,947
Other	4,037	3,948	4,656	4,699	17,340
	$ 188,349	179,125	160,014	158,521	686,009
Net earnings from continuing operations	$ 29,951	27,692	12,898	14,463	85,004
Loss (gain) on discontinued operations, net of tax benefit (taxes)	175	16	(135)	57	113
Net earnings	$ 29,776	27,676	13,033	14,406	84,891
Basic					
Earnings from continuing operations	$ 0.59	0.55	0.26	0.28	1.68
Loss on discontinued operations	0.00	0.00	0.00	0.00	0.00
Net earnings per common share	$ 0.59	0.55	0.26	0.28	1.68
Diluted					
Earnings from continuing operations	$ 0.59	0.54	0.26	0.28	1.67
Loss on discontinued operations	0.00	0.00	0.00	0.00	0.00
Net earnings per common share	$ 0.59	0.54	0.26	0.28	1.67

Year ended April 30, 2007	Q1	Q2	Q3	Q4	Year Total
Total revenue					
Gasoline	$ 799,480	714,810	645,062	721,702	2,881,054
Grocery & other merchandise	225,206	216,336	201,726	209,544	852,812
Prepared food & fountain	65,682	69,063	66,854	65,674	267,273
Other	5,415	5,741	5,772	5,943	22,871
	$ 1,095,783	1,005,950	919,414	1,002,863	4,024,010
Gross profit*					
Gasoline	$ 28,545	28,492	32,148	34,909	124,094
Grocery & other merchandise	72,636	70,632	62,112	73,270	278,650
Prepared food & fountain	41,305	42,539	41,498	40,422	165,764
Other	3,056	3,688	3,802	4,231	14,777
	$ 145,542	145,351	139,560	152,832	583,285
Net earnings from continuing operations	$ 17,089	17,161	11,265	18,027	63,542
Loss (gain) on discontinued operations, net of tax benefit (taxes)	188	(11)	21	1,453	1,651
Net earnings	$ 16,901	17,172	11,244	16,574	61,891
Basic					
Earnings from continuing operations	$ 0.34	0.34	0.22	0.36	1.26
Loss on discontinued operations	0.00	0.00	0.00	0.03	0.03
Net earnings per common share	$ 0.34	0.34	0.22	0.33	1.23
Diluted					
Earnings from continuing operations	$ 0.33	0.34	0.22	0.36	1.25
Loss on discontinued operations	0.00	0.00	0.00	0.03	0.03
Net earnings per common share	$ 0.33	0.34	0.22	0.33	1.22

*Gross profit is given before charge for depreciation and amortization.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures. On the basis of that evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There were no changes in the Company's internal control over financial reporting that occurred during the fourth fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. On the basis of the prescribed criteria, management believes the Company's internal control over financial reporting was effective as of April 30, 2008.

KPMG, LLP, as the Company's independent registered public accounting firm, has issued a report on its assessment of the effectiveness of the Company's internal control over financial reporting. This report appears on page 25.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Those portions of the Company's definitive Proxy Statement appearing under the captions "Election of Directors," "Governance of the Company," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2008 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 19, 2008 are hereby incorporated by reference.

The Company has adopted a Financial Code of Ethics applicable to its Chief Executive Officer and other senior financial officers. In addition, the Company has adopted a general code of business conduct (known as the Code of Business Conduct and Ethics) for its directors, officers, and all employees. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and other Company governance materials are available on the Company Web site at www.caseys.com. The Company intends to disclose on this Web site any amendments to or waivers from the Financial Code of Ethics or the Code of Business Conduct and Ethics that are required to be disclosed pursuant to SEC rules. To date, there have been no waivers of the Financial Code of Ethics or the Code of Business Conduct and Ethics. Shareholders may obtain copies of any of these corporate governance documents free of charge by downloading from the Web site or by writing to the Corporate Secretary at the address on the cover of this Form 10-K.

ITEM 11.EXECUTIVE COMPENSATION

That portion of the Company's definitive Proxy Statement appearing under the caption "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2008 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 19, 2008 is hereby incorporated by reference.

ITEM 12.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Those portions of the Company's definitive Proxy Statement appearing under the captions "Shares Outstanding," "Voting Procedures," and "Beneficial Ownership of Shares of Common Stock by Directors and Executive Officers" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2008 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 19, 2008 are hereby incorporated by reference.

ITEM 13.CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

That portion of the Company's definitive Proxy Statement appearing under the caption "Certain Relationships and Related Transactions" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2008 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 19, 2008 is hereby incorporated by reference.

ITEM 14.PRINCIPAL ACCOUNTANT FEES AND SERVICES

That portion of the Company's definitive Proxy Statement appearing under the caption "Independent Auditor Fees" to be filed with the Commission within 120 days after April 30, 2008 and to be used in connection with the Company's Annual Meeting of Shareholders to be held on September 19, 2008 is hereby incorporated by reference.

PART IV

ITEM 15.EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report on Form 10-K

(1) The following financial statements are included herewith:

Consolidated Balance Sheets, April 30, 2008 and 2007

Consolidated Statements of Income, Three Years Ended April 30, 2008

Consolidated Statements of Shareholders' Equity, Three Years Ended April 30, 2008

Consolidated Statements of Cash Flows, Three Years Ended April 30, 2008

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(2) No schedules are included because the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

(3) The following exhibits are filed as a part of this report:

Exhibit #	Description of Exhibits
3.1(a)	Restatement of the Restated and Amended Articles of Incorporation (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1996*)
3.2(a)	Restatement of Amended and Restated By-laws (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1997*) and Amendments thereto (*incorporated by reference from the Quarterly Reports on Form 10-Q for the fiscal quarters ended July 31, 1997 and July 31, 2000*)
4.2	Rights Agreement between Casey's General Stores, Inc. and UMB Bank, n.a. as Rights Agent, relating to Common Share Purchase Rights (*incorporated herein by reference from the Registration Statement on Form 8-A filed June 19, 1989 (0-12788)*) and amendments thereto (*incorporated by reference from the Form 8 (Amendment No. 1 to the Registration Statement on Form 8-A filed June 19, 1989) filed September 10, 1990; the Form 8-A/A (Amendment No. 3 to the Registration Statement on Form 8-A filed June 19, 1989) filed March 30, 1994; the Form 8-A12G/A (Amendment No. 2 to the Registration Statement on Form 8-A filed June 19, 1989) filed July 29, 1994, the Current Report on Form 8-K filed May 10, 1999; and the Current Report on Form 8-K filed September 27, 1999*)
4.4	Note Agreement dated as of December 1, 1995 between Casey's General Stores, Inc. and Principal Mutual Life Insurance Company (*incorporated by reference from the Current Report on Form 8-K filed January 11, 1996*)
4.6	Note Agreement dated as of April 15, 1999 among the Company and Principal Life Insurance Company and other purchasers of $50,000,000 Senior Notes, Series A through Series F (*incorporated by reference from the Current Report on Form 8-K filed May 10, 1999*)
4.7	Note Purchase Agreement dated as of May 1, 2000 among the Company and the purchasers of $80,000,000 in principal amount of 7.89% Senior Notes, Series 2000-A, due May 15, 2010 (*incorporated by reference from the Current Report on Form 8-K filed May 23, 2000*)
4.8	Note Purchase Agreement dated as of September 29, 2006 among the Company and the purchasers of $100,000,000 in principal amount of 5.72% Senior Notes, Series A and Series B (*incorporated by reference from the Current Report on Form 8-K filed September 29, 2006*)

10.19* Casey's General Stores, Inc. 1991 Incentive Stock Option Plan (*incorporated by reference from the Registration Statement on Form S-8 (33-42907) filed September 23, 1991*) and amendment thereto (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1994*)

10.21(a)* Amended and Restated Employment Agreement with Donald F. Lamberti (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*) and First Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed April 2, 1998*)

10.22(a)* Amended and Restated Employment Agreement with Ronald M. Lamb (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*), First Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed April 2, 1998*) and Second Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed July 17, 2006*)

10.27 Non-Employee Directors' Stock Option Plan (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1994*) and related form of Grant Agreement (*incorporated by reference from the Current Report on Form 8-K filed May 3, 2005*)

10.28(a) Promissory Note delivered to UMB Bank, n.a. (*incorporated by reference from the Current Report on Form 8-K filed October 4, 2005*)

10.29 Form of "change of control" Employment Agreement (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1997*)

10.30* Non-Qualified Supplemental Executive Retirement Plan (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*) and Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed July 17, 2006*)

10.31* Non-Qualified Supplemental Executive Retirement Plan Trust Agreement with UMB Bank, n.a. (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*)

10.32* Severance Agreement with Douglas K. Shull (*incorporated by reference from the Current Report on Form 8-K filed July 28, 1998*)

10.33* Casey's General Stores, Inc. 2000 Stock Option Plan (*incorporated by reference from the Annual Report on Form 10-K405 for the fiscal year ended April 30, 2001*) and related form of Grant Agreement (*incorporated by reference from the Current Report on Form 8-K filed July 6, 2005*)

10.34* Casey's General Stores 401(k) Plan (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003*)

10.35* Trustar Directed Trust Agreement (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003*)

10.38* Executive Nonqualified Excess Plan Document and related Adoption Agreement dated July 12, 2006

10.39* Employment Agreement with Robert J. Myers (*incorporated by reference from the Current Report on Form 8-K filed March 21, 2007*)

10.40* Severance Agreement with John G. Harmon (*incorporated by reference from the Current Report on Form 8-K filed January 17, 2008*)

21 Subsidiaries of Casey's General Stores, Inc. (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2007*)

23.1 Consent of Independent Registered Public Accounting Firm

31.1 Certificate of Robert J. Myers under Section 302 of Sarbanes-Oxley Act of 2002

31.2 Certificate of William J. Walljasper under Section 302 of Sarbanes-Oxley Act of 2002

32.1 Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002

32.2 Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002

---

*Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASEY'S GENERAL STORES, INC.
(Registrant)

Date: June 26, 2008 By /s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer
(Principal Executive Officer and Director)

Date: June 26, 2008 By /s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 26, 2008 By /s/ Robert J. Myers
Robert J. Myers
President and Chief Executive Officer, Director

Date: June 26, 2008 By /s/ Ronald M. Lamb
Ronald M. Lamb
Chairman of the Board, Director

Date: June 26, 2008 By /s/ Kenneth H. Haynie
Kenneth H. Haynie
Director

Date: June 26, 2008 By /s/ Johnny Danos
Johnny Danos
Director

Date: June 26, 2008	By	/s/ Patricia Clare Sullivan Patricia Clare Sullivan Director
Date: June 26, 2008	By	/s/ William C. Kimball William C. Kimball Director
Date: June 26, 2008	By	/s/ Diane C. Bridgewater Diane C. Bridgewater Director
Date: June 26, 2008	By	/s/ Jeffrey M. Lamberti Jeffrey M. Lamberti Director

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit #	Description
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Robert J. Myers under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of William J. Walljasper under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Casey's General Stores, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-19179, 33-42907, and 33-56977) on Form S-8 of Casey's General Stores, Inc. of our reports dated June 26, 2008, with respect to the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2008, and the effectiveness of internal control over financial reporting as of April 30, 2008, which reports appear in the April 30, 2008 annual report on Form 10-K of Casey's General Stores, Inc.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for stock based compensation effective May 1, 2006 and changed its method of quantifying errors effective in 2007.

KPMG LLP

Des Moines, Iowa
June 26, 2008

Exhibit 31.1

CERTIFICATION OF ROBERT J. MYERS
UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Robert J. Myers, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 26, 2008

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF WILLIAM J. WALLJASPER
UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, William J. Walljasper, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 26, 2008

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert J. Myers, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Dated June 26, 2008

Exhibit 32.2

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William J. Walljasper, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer

Dated June 26, 2008

COMPARATIVE STOCK PERFORMANCE

The following Performance Graph compares the cumulative total share holder return on the Company ommon Stock for the last five fiscal years with the cumulative total return of (i) the Russell 2000 Index and (peer group index based on the common stock of The Pantry, Inc. and Alimentation Couche Tard, Inc. Th umulative total shareholder return computations set forth in the Performance Graph assume the investmei f $100 in the Company's Common Stock and each index on April 30, 2003, and reinvestment of all dividend he total shareholder returns shown are not intended to be indicative of future returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Casey's General Stores, Inc., The Russell 2000 Index, and a Peer Group Index



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
4/03
4/04
4/05
4/06
4/07
4/08
Casey's General Stores, Inc.
Russell 2000
Peer Group (1)

100 invested on 4/30/03 in stock or index-including reinvestment of dividends.

	Casey's	Russell 2000	Peer Group
4/30/03	100.00	100.00	100.00
4/30/04	129.00	142.01	296.99
4/30/05	132.93	148.71	505.27
4/30/06	164.57	198.48	863.55
4/30/07	201.00	214.02	649.75
4/30/08	[illegible]	[illegible]	[illegible]


TO GO!
END

CASEY'S GENERAL STORE
WINNING BY DESIGN
ONE CONVENIENCE BLVD
ANKENY, IOWA 50021-9437